08005509

BULGARI FILE NUMBER: 82-34836

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 16 October 2008

SEC Mail Processing

OCT 20 2008

Washington, DC
111

By International Courier UPS

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

SUPPL

- Consolidate half-year Financial Report
- Press Release for Approval of the Consolidate half-year Financial Report
- N. 24 Internal Dealing Communication
- 17/06/2008 Release pursuant the combined provision of articles 66 and 84 bis of the Regulation implementing Legislative decree n- 58 24/02/1998
- 06/06/2008 Release pursuant the combined provision of articles 66 and 84 bis of the Regulation implementing Legislative decree n- 58 24/02/1998
- 2/10/2008 Release pursuant the combined provision of articles 66 and 84 bis of the Regulation implementing Legislative decree n- 58 24/02/1998

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

PROCESSED
OCT 28 2008
THOMSON REUTERS

10/23

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
14/07/2008	A	IT0001119087	BULGARI	AZO	17,540	5.8885	103,284.29	MERC-IT	
15/07/2008	A	IT0001119087	BULGARI	AZO	20,000	5.7242	114,484	MERC-IT	
16/07/2008	A	IT0001119087	BULGARI	AZO	20,000	5.8806	117,612	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							335,380.29		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													335,380.29		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial isrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[4]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[4]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[4]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[4]	NOTE / NOTES
17/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.2948	125,896	MERC-IT	
18/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.3338	126,676	MERC-IT	
18/07/2008	A	IT0001119087	BULGARI	AZO	100,000	6.25	625,000	MERC-IT	
21/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.5804	131,608	MERC-IT	
21/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.6122	132,244	MERC-IT	
21/07/2008	A	IT0001119087	BULGARI	AZO	80,000	6.6644	533,152	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							1,674,576		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: CODICE ISIN / ISIN CODE [10]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: DENOMINAZIONE / NAME [11]	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: CODICE ISIN / ISIN CODE	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: DENOMINAZIONE / NAME [12]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: QUANTITÀ / QUANTITY	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: PREZZO (in €) / PRICE (in €) [5]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	DATA SCADENZA / MATURITY	NOTE / NOTES
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													1,874,576		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA FISICA STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE (CONIUGE NON SEPARATO LEGALMENTE, FIGLIO, ANCHE DEL CONIUGE, A CARICO, GENITORE, PARENTE O AFFINE CONVIVENTE) / NATURAL PERSON CLOSELY ASSOCIATED WITH A RELEVANT PERSON (SPOUSE, UNLESS LEGALLY SEPARATED, DEPENDENT CHILDREN OF THE RELEVANT PERSON OR OF THE SPOUSE, PARENTS, RELATIVES AND RELATIVES-IN-LAW)

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BORDONE	NOME / FIRST NAME	BEATRICE MARIA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
21/07/2006	A	IT0001119087	BULGARI	AZO	64,000	6.56	419,840	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							419,840		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													419,840		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con le stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-OE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
22/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.6023	132,046	MERC-IT	IL PREZZO INDICATO E' IL PREZZO MEDIO PONDERATO
22/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.5812	131,624	MERC-IT	IL PREZZO INDICATO E' IL PREZZO MEDIO PONDERATO
24/07/2008	A	IT0001119087	BULGARI	AZO	1,000	7.03	7,030	MERC-IT	IL PREZZO INDICATO E' IL PREZZO MEDIO PONDERATO
24/07/2008	A	IT0001119087	BULGARI	AZO	9,000	7.13	64,170	MERC-IT	IL PREZZO INDICATO E' IL PREZZO MEDIO PONDERATO
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							334,870		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													334.870		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichierante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio: la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
25/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.961	69,610	MERC-IT	il prezzo indicato è il prezzo medioponderato
25/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.935	69,350	MERC-IT	il prezzo indicato è il prezzo medioponderato
25/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.98	139,600	MERC-IT	il prezzo indicato è il prezzo medioponderato
28/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.88	68,800	MERC-IT	il prezzo indicato è il prezzo medioponderato
28/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.89	68,900	MERC-IT	il prezzo indicato è il prezzo medioponderato
28/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.99	139,800	MERC-IT	il prezzo indicato è il prezzo medioponderato
28/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.79	67,900	MERC-IT	il prezzo indicato è il prezzo medioponderato
29/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.72	67,200	MERC-IT	il prezzo indicato è il prezzo medioponderato
29/07/2008	A	IT0001119087	BULGARI	AZO	10,000	6.69	66,900	MERC-IT	il prezzo indicato è il prezzo medioponderato
29/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6.7	134,000	MERC-IT	il prezzo indicato è il prezzo medioponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							892,060		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													892,060		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER			

2. EMITTENTE QUOTATO / LISTED COMPANY	
RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[4]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
30/07/2008	A	IT0001119087	BULGARI	AZO	20,000	6 945	138,900	MERC-IT	il prezzo indicato è il prezzo medio ponderato
30/07/2008	A	IT0001119087	BULGARI	AZO	27	6.93	187.11	MERC-IT	il prezzo indicato è il prezzo medio ponderato
30/07/2008	A	IT0001119087	BULGARI	AZO	973	6.97	6,781.81	MERC-IT	il prezzo indicato è il prezzo medio ponderato
30/07/2008	A	IT0001119087	BULGARI	AZO	1,000	6 985	6,985	MERC-IT	il prezzo indicato è il prezzo medio ponderato
31/07/2008	A	IT0001119087	BULGARI	AZO	20,000	7 07	141,400	MERC-IT	il prezzo indicato è il prezzo medio ponderato
31/07/2008	A	IT0001119087	BULGARI	AZO	20,000	7 0844	141,688	MERC-IT	il prezzo indicato è il prezzo medio ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							435,941.92		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", "b3"

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													435,941.92		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

Bulgari Group: revenues continue to grow in the first half of 2008

- **Turnover: 506 million Euro (+8.3% at comparable exchange rates, +4.0% at current exchange rates)**
- **Gross margin: 331 million Euro (+6.5%)**
- **Operating profit: 51 million Euro (-18.0%)**
- **Net profit: 54 million Euro (-7.1%)**

Rome, 1 August 2008 – The Board of Directors of Bulgari S.p.A. today approved the Bulgari Group's Half-Year Financial Report for the six months ended 30 June 2008, which highlight a **turnover** of 506.4 million Euro, representing an increase of 8.3% at comparable exchange rates (+4.0% at current exchange rates) over the corresponding period of 2007.
Excluding extraordinary items as specified later in the release, turnover rose by 12.1%.
Operating profit and **net profit** fell respectively over the corresponding period of 2007 by 18.0% (compared to a base of +17.8% over the first half of 2006) and 7.1% (compared to a base of +31.5% over the first half of 2006).

All information provided in connection with changes in turnover for the previous year is presented at comparable exchange rates unless otherwise stated.

Revenues by geographical area

The Bulgari Group's sales results for the first half of 2008 were very satisfactory despite being lower than budget due to an overall negative macroeconomic situation which in some countries has affected people's tendency to purchase. Considerable rates of growth have been achieved in all geographical areas, excluding Italy where sales fell by 9.3% in the half year (compared to a base of +15.7% in the first half of 2007), although this was limited to -4.5% in the second quarter, and the United States (-4.8% in the half year and -9.5% in the second quarter), where the comparison should actually be made with +50.2% in the second quarter of 2007. Performance in the rest of Europe was in double digits (+16.7% in the half year and +20.4% in the second quarter), supported by brilliant results in France and Germany. The Group's performance in Asia was extremely positive, in line with expectations (+13.1% in the half year and +14.7% in the second quarter), with growth accelerating in Japan in the second quarter (+7.4%) and leading to an overall rise of 4.6% in the half year, while aggressive growth continued in the rest of Asia (+23.1% in the half year and compared to a +55.0% in the corresponding period of 2007). Sales in the Middle East/Other also rose by 11% in the half year (at current exchange rates).

Revenues by product category

Sales of jewellery reached 212.6 million Euro in the first half of the year (+7.7%), accelerating during the second quarter (+10.3%), and despite the extraordinary sale of a piece of high jewellery in April of last year for 13.5 million US dollars by the renovated flagship store on Fifth Avenue in New York.
Excluding that sale this category grew by 12.7% in the half year and by 20.4% in the second quarter.
Sales of watches fell (-1.5% in the half year and -7.9% in the second quarter). This negative performance is due to production problems connected with the late delivery of components and the absence of the entry price line Carbongold whose sale was completed in 2007.

If those events are excluded the division would have grown by 4.5% in the half year and 1.2% in the second quarter.
The growth of accessories both continued and accelerated (+6.8% in the second quarter), leading to a rise of +5.6% in the half year. The excellent result achieved by the directly owned stores requires highlighting in particular: +22% in the half year.
In conclusion the performance of perfumes was outstanding (+24.2% in the half year and +31.9% in the second quarter), driven by the excellent results obtained from the launch of *AQVA Pour Homme Marine*.

Profit & Loss highlights
Gross margin rose from 310.9 million Euro in the first half of 2007 to 331.0 million Euro in the first half of 2008, an increase of 6.5%, also showing a considerable rise as a percentage ratio on turnover (65.4% in 2008 compared to 63.8% in 2007; +160 basis points). This is an especially positive result considering the unfavourable trends in exchange rates and the increase in the prices of raw materials, and was achieved thanks to the positive effects arising from the increases in sales prices made during the half year, confirming the enormous strength of the Bulgari brand, and to the successful measures adopted to increase production and distribution efficiency. In addition product mix made a positive contribution, in jewellery in particular. The margin additionally includes the economic effects of the hedging transactions on gold, which have been restated also for the prior year for comparison purposes.
Operating costs, excluding advertising and promotion expenses, rose from 193.4 million Euro in the first half of 2007 to 217.9 million Euro in the first half of 2008 (+12.7%). This increase, well within plans, is mostly connected with the Group's programme for the development of sales activities (flagship stores, emerging markets and the direct distribution of perfumes) and production capacity (the verticalisation in the watch segment). Advertising and promotion expenses also rose to 62.2 million Euro (+12.4% over those of 55.3 million Euro in the first half of 2007), as the result of planning which concentrates a larger portion of this spending in the first half of the year.
As a consequence of these increases in costs, operating profit was 50.9 million Euro in the first half of 2008 (-18.0%) with respect to 62.1 million Euro in the first half of 2007 (compared to a base of +17.8% over the first half of 2006), representing 10.1% in terms of percentage ratio on net revenues in the first half of 2008 compared to 12.7% in the corresponding period of 2007. This drop is in line with business plans, which envisage an increase in operating profit starting only in the fourth quarter of 2008. Once again hedging transactions on exchange rates made a positive contribution to results, as did a one-off positive effect on the tax charge in the second quarter arising from the alignment by the Italian companies of the book and tax values of their assets.
Net profit as a result closed at 54.2 million euros, corresponding to 10.7% of turnover, a fall of 7.1% over the corresponding period of 2007 when it rose by 31.5% over that for the first half of 2006.

Balance sheet highlights
The Group had net financial indebtedness of 292.2 million Euro at 30 June 2008 compared to 154.8 million Euro at 30 June 2007 and 140.9 million Euro at 31 December 2007. The following factors contributed to the increase in debt compared to that at the end of June 2007 (+137.4 million Euro) and December 2007 (+151.3 million Euro): the increase in inventory (+115.4 million Euro and +129.4 million Euro respectively), the continuation of the investment programme during the half year and the dividend distribution (96.1 million Euro in May 2008 compared to 86.9 million Euro the prior year). Inventory rose by more than turnover in percentage terms as the result of increased purchases of raw materials (stones and precious

metals), increased stocks of semi-finished goods, in particular in watches due to the supply difficulties mentioned earlier and, compared to the end of December 2007, the natural rise in finished goods stocks to face the second half of the year when sales traditionally reach their peak.
Investments in tangible and intangible assets during the first six months of the year amounted to 31.5 million Euro, in line with those made during the corresponding period of 2007 and consistent with the budget of total spending in 2008 set at a significantly lower level than that of 2007.

The Bulgari Group had an overall total of 252 stores at 30 June 2008, of which 155 are directly owned stores.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*In the half year just ended which was characterised by a strongly unsettled macroeconomic environment, Bulgari has once again shown the indisputable strength of its brand and the power of its creativity in all of its product categories. In particular I am very delighted with the performance of jewellery, despite the high comparison base of the prior year, and that of perfumes; I am also very pleased with the performance of accessories, the youngest category of our product portfolio, proving the validity of the investments we have made to create a dedicated distribution network.*
I am also confident that the production difficulties we encountered in the watch segment will be at least partially overcome in the second half of the year and that the sales performance of this category will be positively affected by the new lines which were a success when presented in Basel, for which deliveries will begin in the second part of the year.
Despite this, given that difficult macroeconomic conditions in key markets are continuing, I believe that it is both reasonable and prudent to restrict the range of the increase in our revenues (at comparable exchange rates), operating profit and net profit to the lower band of the guidance already given to the market.

Bulgari is one of the global players on the luxury market. In 2007 the Group posted a turnover of 1,091.0 million Euro. Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

For further information

Media relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Relations with analysts/investors
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BULGARI GROUP- P/L H1 2008

EUR M.	H1 2008	H1 2007	H1 08/H1 07	H1/07 H1 06
REVENUES	506.4	487.0	4.0%	8.9%
EBIT	50.9	62.1	-18.0%	17.8%
EBIT % ON REVENUES	*10.1%*	*12.7%*	-	-
NET PROFIT	54.2	58.4	-7.1%	31.5%
NET % ON REVENUES	*10.7%*	*12.0%*	-	-

BULGARI GROUP- P/L Q2 2008

EUR M.	Q2 2008	Q2 2007	Q2 08 /Q2 07	Q2 07/Q2 06
REVENUES	274.7	262.2	4.8%	7.7%
EBIT	29.0	36.2	-19.8%	17.3%
EBIT % ON REVENUES	*10.6%*	*13.8%*	-	-
NET PROFIT	31.4	34.4	-8.8%	31.5%
NET % ON REVENUES	*11.4%*	*13.1%*	-	-

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY H1 2008

REVENUES BY PRODUCT CATEGORY	H1 2008		H1 08/ H1 07		H1 07/ H1 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	212.6	42.0%	3.0%	7.7%	14.9%	20.8%
Watches	125.8	24.8%	-4.9%	-1.5%	3.3%	10.2%
Accessories	41.4	8.2%	1.9%	5.6%	-14.6%	-8.2%
Other (incl. FR royalties)	3.6	0.7%	-3.2%	-	11.1%	-
JWA Division	**383.4**	**75.7%**	0.1%	4.2%	6.8%	13.0%
PARFUM Division	**108.3**	**21.4%**	18.3%	24.2%	17.3%	21.7%
OTHER	**14.7**	**2.9%**	19.0%	-	20.6%	-
TOTAL	**506.4**	**100%**	**4.0%**	**8.3%**	**8.9%**	**14.8%**

BULGARI GROUP – REVENUES BY GEO AREA H1 2008

REVENUES BY GEO AREA	H1 2008		H1 08/ H1 07		H1 07/ H1 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**195.6**	**38.6%**	7.5%	-	10.9%	-
of which Italy	58.2	11.5%	-9.3%	-	15.7%	-
AMERICAS	**68.9**	**13.6%**	-16.2%	-4.8%	18.9%	26.7%
ASIA	**209.0**	**41.3%**	8.1%	13.1%	3.7%	13.3%
of which Japan	104.8	20.7%	3.8%	4.6%	-18.4%	-9.0%
of which Rest of Asia	104.2	20.6%	12.8%	23.1%	47.1%	55.0%
MIDDLE EAST/OTHER	**32.9**	**6.5%**	11.0%	-	7.8%	-
TOTAL	**506.4**	**100.0%**	**4.0%**	**8.3%**	**8.9%**	**14.8%**

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY Q2 2008

REVENUES BY PRODUCT CATEGORY	Q2 2008		Q2 08/ Q2 07		Q2 07/ Q2 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	118.3	43.1%	5.2%	10.3%	12.2%	18.0%
Watches	65.6	23.9%	-11.1%	-7.9%	5.7%	12.8%
Accessories	20.0	7.3%	2.1%	6.8%	-11.6%	-4.6%
Other (incl. FR royalties)	1.8	0.6%	-8.4%	-	11.9%	-
JWA Division	**205.7**	**74.9%**	-1.0%	3.3%	7.2%	13.4%
PARFUM Division	**61.2**	**22.3%**	25.5%	31.9%	9.6%	13.6%
OTHER	**7.8**	**2.8%**	39.1%	-	9.9%	-
TOTALE	**274.7**	**100%**	**4.8%**	**9.4%**	**7.7%**	**13.5%**

BULGARI GROUP – REVENUES BY GEO AREA Q2 2008

REVENUES BY GEO AREA	Q2 2008		Q2 08/ Q2 07		Q2 07/ Q2 06	
	EUR M.	% On Revenues	% REPORTED	% COMP.FX	% REPORTED	% COMP. FX
EUROPE	**108.9**	**39.6%**	11.7%	-	6.9%	-
of which Italy	32.6	11.9%	-4.5%	-	10.9%	-
AMERICAS	**38.5**	**14.0%**	-21.1%	-9.5%	41.7%	50.2%
ASIA	**109.5**	**39.9%**	9.8%	14.7%	-3.1%	6.1%
of which Japan	55.8	20.3%	6.7%	7.4%	-20.4%	-10.6%
of which Rest of Asia	53.7	19.6%	13.2%	23.5%	27.6%	33.6%
MIDDLE EAST/OTHER	**17.8**	**6.5%**	10.6%	-	7.8%	-
TOTAL	**274.7**	**100%**	**4.8%**	**9.4%**	**7.7%**	**13.5%**

The audit of the Group's financial statements is currently being completed and will be finalised within the deadlines set by law and accordingly by 29 August.

The manager in charge of preparing the corporate accounting records, Alberto Nathansohn, declares that pursuant to paragraph 2 of article 154 of the Consolidated Finance Law the accounting information contained in this release corresponds to the books, records and accounting entries.

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
04/08/2008	A	IT0001119087	BULGARI	AZO	10,000	6.39	63,900	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.465	32,325	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.326	31,630	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.332	31,660	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.339	31,695	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.391	31,955	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.391	31,955	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.393	31,965	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.397	31,985	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.413	32,065	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.38	31,900	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.385	31,925	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.395	31,975	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.345	31,725	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.35	31,750	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.365	31,825	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.36	31,800	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.367	31,835	MERC-IT	
04/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.363	31,815	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	1,500	6.38	9,570	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	3,500	6.385	22,347.5	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	7,659	6.445	49,362.255	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	5,771	6.45	37,222.95	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	1,570	6.5	10,205	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	7,700	6.505	50,088.5	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	3,951	6.51	25,721.01	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	740	6.515	4,821.1	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	2,609	6.52	17,010.68	MERC-IT	
05/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.525	32,625	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							898,658.995		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													896,658,995		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[1]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[1]	NOTE / NOTES
06/08/2008	A	IT0001119087	BULGARI	AZO	1,558	6.485	10,103.63	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	3,442	6.49	22,338.58	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	10,000	6.495	64,950	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	220	6.5	1,430	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	1,000	6.505	6,505	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	10,201	6.51	66,408.51	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	3,579	6.515	23,317.185	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.52	32,600	MERC-IT	
06/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.55	32,750	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	1,463	6.565	9,604.595	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	3,537	6.57	23,238.09	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.54	32,700	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.555	32,775	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	20,159	6.51	131,235.09	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.52	32,600	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	4,890	6.485	31,711.65	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	100	6.49	649	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	34,971	6.5	227,311.5	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	8,107	6.495	52,654.965	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	1,763	6.515	11,485.945	MERC-IT	
07/08/2008	A	IT0001119087	BULGARI	AZO	10,000	6.505	65,050	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							911,418.74		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152 sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													911,418.74		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
08/08/2008	A	IT0001119087	BULGARI	-	2,392	6.515	15,583.88	MERC-IT	
08/08/2008	A	IT0001119087	BULGARI	-	2,608	6.53	17,030.24	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							168,103.23		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													168,103 23		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6 88	34,400	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6 902	34,510	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	6,460	6 891	44,515 86	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6 885	34,425	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	20,000	6.92	138,400	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6 923	34,615	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6.93	34,650	MERC-IT	
11/08/2008	A	IT0001119087	BULGARI	AZO	5,000	6 933	34,665	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							390,180 86		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													390,180.66		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
13/08/2008	A		bulgari	-	20,000	6 988	139,760	MERC-IT	
13/08/2008	A		bulgari	-	10,000	6 961	69,610	MERC-IT	
13/08/2008	A		bulgari	-	10,000	6 944	69,440	MERC-IT	
13/08/2008	A		bulgari	-	10,000	6 923	69,230	MERC-IT	
14/08/2008	A		bulgari	-	10,000	6.9	69,000	MERC-IT	
14/08/2008	A		bulgari	-	5,000	6.91	34,550	MERC-IT	
14/08/2008	A		bulgari	-	5,000	6 9095	34,547 5	MERC-IT	
14/08/2008	A		bulgari	-	5,000	6 799	33,995	MERC-IT	
14/08/2008	A		bulgari	-	10,000	6.8	68,000	MERC-IT	
14/08/2008	A		bulgari	-	5,000	6.81	34,050	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							622,182 5		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													622,182.5		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "nota" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
18/06/2008	A	IT0001119087	BULGARI	AZO	5,000	6.955	34,775	MERC-IT	
19/06/2008	A	IT0001119087	BULGARI	AZO	5,000	6.93	34,650	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							688,458.5		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													686,458.5		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "nota" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[4]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[4]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[4]	NOTE / NOTES
20/08/2008	A		bulgari	-	40,000	6.707	268,280	MERC-IT	il prezzo indicato è il prezzo medio ponderato
21/08/2008	A		bulgari	-	50,000	6.654	332,700	MERC-IT	il prezzo indicato è il prezzo medio ponderato
22/08/2008	A		bulgari	-	40,000	6.74	269,600	MERC-IT	il prezzo indicato è il prezzo medio ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							870,580		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													870,580		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial isrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-OE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[3]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
25/06/2006	A	IT0001119087	BULGARI	AZO	40,000	6.72	268,800	MERC-IT	il prezzo indicato è il prezzo medio ponderato
26/06/2006	A	IT0001119087	BULGARI	AZO	40,000	6.716	268,640	MERC-IT	il prezzo indicato è il prezzo medio ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							537,440		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													537,440		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EOV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

SEC Mail Processing Section

OCT 2 0 2008

Washington, DC 111

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME: Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
27/08/2008	A	IT0001119087	BULGARI	-	40,000	6.692	267,680	MERC-IT	
28/08/2008	A	IT0001119087	BULGARI	-	60,000	6.816	408,960	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							676,640		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													676,640		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA·

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
06/09/2008	V	IT0001119087	BULGARI	AZO	90,000	7.31	657,900	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							657,900		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													657,900		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
12/09/2008	A	IT0001119087	BULGARI	AZO	50,000	6.79	339,500	MERC-IT	
15/09/2008	A	IT0001119087	BULGARI	AZO	25,000	6.49	162,250	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							501,750		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													501,750		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial isrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
17/09/2006	A	IT0001119087	BULGARI	AZO	35,000	6 69	234,150	MERC-IT	prezzo medio
18/09/2006	A	IT0001119087	BULGARI	AZO	50,000	6 49	324,500	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							558,650		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													558,650		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial isrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

26/09/2008

ALLEGATO 6 /ANNEX 6

BULGARI FILE NUMBER: 82-34836

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION	CODICE ISIN / ISIN CODE	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION	NOTE / NOTES
25/09/2008	A	IT0001119087	BULGARI	AZO	30,000	6.53	195,900	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							195,900		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													195,900		

BULGARI FILE NUMBER: 82-34836

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/10/2008	A	IT0001119087	BULGARI	AZO	40,000	6.12	244,800	MERC-IT	prezzo medio
02/10/2008	A	IT0001119087	BULGARI	AZO	20,000	6.14	122,800	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							367,600		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: CODICE ISIN / ISIN CODE[10]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: DENOMINAZIONE / NAME[11]	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: CODICE ISIN / ISIN CODE	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: DENOMINAZIONE / NAME[12]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: QUANTITÀ / QUANTITY	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: PREZZO (in €) / PRICE (in €)[5]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	DATA SCADENZA / MATURITY	NOTE / NOTES
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													367,600		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - \- = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[1]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[1]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[1]	NOTE / NOTES
03/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.98	119,600	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							119,600		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													119,600		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME: Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
13/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5 2	104,000	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							104,000		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, lettere b1, b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													104,000		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER			

2. EMITTENTE QUOTATO / LISTED COMPANY	
RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
09/10/2006	A	IT0001119087	BULGARI	AZO	20,000	5.09	101,800	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							101,800		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARES REFERRED TO IN ART. 152-sexies, paragraph 1, lettera b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													101,800		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
14/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.7	114,000	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							114,000		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: CODICE ISIN / ISIN CODE[10]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: DENOMINAZIONE / NAME[11]	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: CODICE ISIN / ISIN CODE	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: DENOMINAZIONE / NAME[12]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: QUANTITÀ / QUANTITY	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: PREZZO (in €) / PRICE (in €)[5]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: CONTROVALORE (in €) / VALUE (in €)	DATA SCADENZA / MATURITY	NOTE / NOTES
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													114,000		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "nota" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Consolidated half-year financial report
at 30 June 2008

(Translation from the Italian original which remains the definitive version)

CONSOLIDATED FINANCIAL REPORT AT 30 JUNE 2008

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Interim Directors' Report
on the Group's performance for the half-year ended 30 June 2008

Bulgari Group

Interim Directors' Report on the Group's performance for the half-year ended 30 June 2008

Introduction

The Bulgari Group has prepared its half-year financial report at 30 June 2008 pursuant to article 154-ter of Legislative Decree no. 58/1998 in accordance with the requirements of International Accounting Standard (IAS) 34 *Interim Financial Reporting.*

The comparative figures presented for the balance sheet at 30 June 2008 are those reported in the balance sheet of the Group's most recent annual financial statements, being those at 31 December 2007. The comparative figures presented for the income statements for the second quarter of 2008 and for the six months ended 30 June 2008 are those reported for the corresponding periods in 2007. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IAS/IFRS) endorsed by the European Union (also referred to in the following as IFRS).

RESULTS OF THE GROUP

Consolidated net revenues for the second quarter of 2008 amounted to 274.7 million euros, representing a rise of 4.8% over the corresponding period of the previous year at current exchange rates and 9.4% at comparable exchange rates. Net sales rose to 506.4 million euros in the first six months compared to 487.0 million euros in the corresponding period of the previous year, leading to overall growth of 4% in the half-year (+8.3% at comparable exchange rates). If the extraordinary events which occurred in the first half of 2007 are excluded, turnover rose by 12.1%.

Bulgari Group: half-year results
(millions of euros)


NET REVENUES
447,1
487,0
506,4
2006
2007
2008
CONTRIBUTION MARGIN
310,9
331,0
2006
2007
2008
OPERATING PROFIT
52,7
62,1
50,9
2006
2007
2008
NET INCOME
44,4
58,4
54,2
2006
2007
2008

Contribution margin for the half-year rose to 331.0 million euros from the corresponding figure of 310.9 million euros for the first half of 2007 (+6.5%) and represented 65.4% of net sales, an increase over the 63.8% recorded in the first half of 2007. Despite the continuation of the unfavourable trend in the exchange rates of the various currencies with the euro the Group achieved what is an appreciable result by continuing with the measures aimed at achieving increased production and distribution efficiencies and by implementing a careful pricing strategy during the first half-year made possible thanks to the strength of the BVLGARI brand. It should additionally noted that the effect of hedging gold prices is now recognised in the

contribution margin (for consistency a reclassification to this effect has been made in the comparative figures). The second quarter was also characterised by a rising contribution margin as a percentage of sales which reached 63.9% in 2008 compared to 63.1% in the second quarter of 2007 to close at 175.5 million euros.

Operating costs, excluding those for advertising and promotion, rose from 193.4 million euros in the first half of 2007 to 217.9 million euros in the first half of 2008 (+12.7%) and from 98.8 million euros to 110.2 million euros in the corresponding second quarters (+11.6%). This increase, which had been planned earlier, is mostly connected with the Group's programme for the development of commercial activities (flagship stores, emerging markets and the direct distribution of perfumes) and manufacturing capacity (the verticalisation of the watches segment), reflecting the Group's expectations of growth.

Advertising and promotion costs incurred to support the BVLGARI brand amounted to 62.2 million euros in the first half of 2008, a rise of 12.4% compared to the first half year of 2007, equivalent to 12.3% of net revenues compared to 11.4% for the first half of 2007. Advertising and promotion costs totalled 36.2 million euros in the second quarter of 2008, an increase of 19.0% over the corresponding period in 2007 and equivalent to 13.2% of net sales (11.6% in the second quarter of 2007). This increase is principally the result of the fact that spending has been planned to be carried out to a large extent during the first half of the year.

As a consequence of the increase in operating costs and the considerable rise in advertising and promotion, operating profit fell by 18% to 50.9 million euros in the first half of 2008 compared to 62.1 million euros in the first half of 2007, representing 10.1% of net sales in the first half of 2008 compared to 12.7% in the corresponding period of 2007; operating profit reached 29.0 million euros in the second quarter of 2008, representing 10.6% of sales, a decrease over the figure of 13.8% for the corresponding period in 2007. This drop is in line with business plans which envisage an increase in operating profit starting only in the fourth quarter of 2008.

Advantaged in this quarter by the income earned from the steps taken by the Group to hedge exchange rates and the positive tax effect of non-recurring events, net profit closed at 54.2 million euros, a fall of 7.1% over the 58.4 million euros for the corresponding period in 2007. Net profit reached 31.4 million euros in the second quarter of 2008, a decrease of 8.8% over 2007 and equal to 11.4% of net sales (13.1% in the second quarter of 2007).

INCOME STATEMENT				
	SECOND QUARTER		30 June	
Millions of euros	2008	2007	2008	2007
NET REVENUES	274,7	262,2	506,4	487,0
NET CONTRIBUTION MARGIN	175,5	165,4	331,0	310,9
	63,9%	63,1%	65,4%	63,8%
Variable selling expenses	(11,7)	(11,6)	(22,0)	(20,9)
Personnel costs	(47,1)	(40,8)	(93,4)	(81,5)
Other incomes and expenses	(38,7)	(36,3)	(77,2)	(71,4)
Advertising and promotion expenses	(36,2)	(30,4)	(62,2)	(55,3)
Depreciation, amortisation and impairment	(12,8)	(10,0)	(25,4)	(19,7)
TOTAL OPERATING EXPENSES	(146,4)	(129,2)	(280,1)	(248,8)
OPERATING PROFIT	29,0	36,2	50,9	62,1
	10,6%	13,8%	10,1%	12,7%
Other non-operating incomes (expenses)	1,3	(0,0)	3,0	0,3
INCOME BEFORE TAXATION AND MINORITY INTERESTS	30,4	36,2	53,9	62,4
Current and deferred taxation	0,9	(1,8)	(0,1)	(4,1)
INCOME BEFORE MINORITY INTERESTS	31,2	34,3	53,8	58,2
	11,4%	13,1%	10,6%	12,0%
Income attributable to minority interests	0,2	0,1	0,4	0,1
NET INCOME ATTRIBUTABLE TO THE GROUP	31,4	34,4	54,2	58,4
	11,4%	13,1%	10,7%	12,0%

THE GROUP'S BALANCE SHEET AND FINANCIAL SITUATION

Net financial debt at 30 June 2008 of 292.2 million euros compares with the balances of 140.9 million euros at 31 December 2007 and 154.8 million euros at 30 June 2007.

The increase in debt over the six months from 31 December 2007 is due to the normal seasonality of the Group's business which envisages the building up of stocks of product in the first half of the year, an enhancement of the range on offer and a change in the timing of the delivery of the new collection of watches. The distribution of a dividend of 96.1 million euros in May 2008 has also had an effect on the financial position.

Shareholders' equity at 30 June 2008, inclusive of minority interests, amounted to 759.7 million euros (755.5 million euros excluding minority interests) compared to 778.5 million euros at 31 December 2007 and 694.3 million euros at 30 June 2007.

The gearing ratio, being the ratio between net debt and shareholders' equity including minority interests, was 38% at the end of the half-year.

The Group's reclassified balance sheet is as follows.

(Millions of euros)	TOTAL GROUP 30 Jun 08	TOTAL GROUP 31 Dec 07
Net trade receivables	181,1	202,2
Other receivables	66,8	59,3
Inventory	725,5	596,1
Trade payables	(184,1)	(188,0)
Other payables	(57,8)	(55,9)
Total net working capital	**731,5**	**613,7**
Property, plant and equipments and intangible assets	**281,9**	**279,1**
Investments and other financial assets	**42,9**	**40,2**
Other long-term assets (liabilities)	**(4,4)**	**(13,6)**
INVESTED CAPITAL	1.051,9	919,4
Shareholders' equity	**759,7**	**778,5**
Short-term indebtedness	239,2	83,9
Long-term indebtedness	53,0	57,0
Total indebtedness	**292,2**	**140,9**
COVER	1.051,9	919,4

This balance sheet has been classified by using a format that highlights the Group's Net Invested Capital and how it is funded by equity and debt. This enables the reader to obtain a more business orientated view of the Group's financial position for certain aspects, thereby making an analysis of the efficiency of investments simpler and, by taking figures also from the income statement, allows indices such as ROI and ROE to be calculated so as to identify the return on investment.

Compared to the official format attached to the condensed interim consolidated financial statements at 30 June 2008, which follows a more conventional presentation by separating out net assets and net liabilities and shareholders' equity, all the liability items other than financial items are classified in the above format as a reduction in "Invested Capital", while "Cash and cash equivalents" are classified in "Hedge Funds" as a reduction of indebtedness.

INVESTMENTS

Investments of 24.3 million euros have been made in property, plant and equipment during the first half of 2008, relating in particular to work carried out, or still in progress, to renovate stores or open new ones.

Amongst the principal investments we should like to mention those relating to the renovation of the stores in Barcelona in Spain and Guam in the U.S.A., and those made in the as yet unopened new stores at Georges V in Paris, Atlanta, Short Hills and San Francisco in the U.S.A. and Melbourne in Australia.

Investments in tangible assets also include investments in computer hardware, especially that of the Parent Company, the acquisition of plant and machinery for the work carried out by the Group's production companies and the purchase of window displays to be used by the third party distribution network to present BVLGARI products.
Increases in intangible assets amount to 7.2 million euros and relate principally to expenditure incurred to purchase applications software licences to manage the Group's various business activities, mainly by the Parent Company Bulgari S.p.A.. In addition certain minor investments have been made to develop watch prototypes and new fragrances to be launched on the market and to carry out skin tests relating to perfumes.

DETAILED REVENUE ANALYSIS

REVENUES BY PRODUCT

Despite the negative situation in certain markets Group sales rose very respectably in the second quarter of 2008 (+9% at comparable exchange rates and +5% at current exchange rates).
There was an excellent result in jewellery with a rise of 10% in the quarter at comparable exchange rates (5% at current exchange rates) which took the rise for the half-year overall to 8% (4% at current exchange rates). This is an extremely positive result, even more so in the light of the outstanding performance achieved in the corresponding period of 2007 (+21% at comparable exchange rates) when the renovated flagship store in Fifth Avenue in New York made an extraordinary sale. The half-year benefited from both the restyling of the Bulgari Bulgari line and the strategy to enrich the B.zero1 line extension with the introduction of new products to complete what is already a successful line.
Watches fell by 11% during the quarter (-8% at comparable exchange rates) due to production problems caused by a shortage of components, a change in the timing of the delivery of the new products launched in Basel compared to last year and the absence of the Carbongold *entry price* line for which sales ended in 2007. Even though this led to a slightly lower result for the half-year (-2% at comparable exchange rates and -5% at current exchange rates), the excellent reception given to the new products launched in the watches segment with the restyling of the Diagono line leads us to have high hopes for the remainder of the year.
The growth of accessories in the second quarter continued and actually accelerated (+7% at comparable exchange rates and +2% at current exchange rates), with confirmation of the good performance of the directly managed stores and in particular of the sales of bags in the medium to top range sector, consistent with the business strategy undertaken last year.
The extraordinary success of the Perfumes Division continued with growth in the second quarter reaching 32% at comparable exchange rates (+25% at current exchange rates), taking turnover for the half-year to 108.3 million euros, an increase of 24% (+18% at current exchange rates). The launch of the new line *Aqua Pour Homme Marine* was completed, encountering considerable success, while preparations are under way for the autumn launch of the new fragrance *Jasmin Noir*.
The Hotel&Resorts Division made a contribution of 4.8 million euros to turnover in the second quarter of the year, a rise of 36% over the corresponding period of 2007, with growth in the division for the full half-year reaching 47%.

Table 1 below sets out revenues by product type for the second quarter of 2008, the proportion of each type as a percentage of total revenues and the increase at current and comparable exchange rates over the same period of the previous year.

TABLE 1
BULGARI GROUP
REVENUES BY PRODUCT– SECOND QUARTER

Product line	Second quarter 2008				Second quarter 2007			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*118,3*	*43%*	*+5*	*+10*	*112,4*	*43%*	*+12*	*+18*
Watches	*65,6*	*24%*	*-11*	*-8*	*73,9*	*28%*	*+6*	*+13*
Accessories	*20,0*	*7%*	*+2*	*+7*	*19,5*	*7%*	*-12*	*-5*
Other (royalties from FR included)	*1,8*	*1%*	*-8*	-	*2,0*	*1%*	*+12*	-
JWA Division	205,7	75%	-1	+3	207,8	79%	+7	+13
Perfume Division	61,2	22%	+25	+32	48,8	19%	+10	+14
Hotel Division	4,8	2%	+36	-	3,5	1%	+18	-
Royalties from TP and other (IC elim. incl.)	3,0	1%	+44	-	2,1	1%	-2	-
TOTAL NET REVENUES	**274,7**	**100%**	**+5**	**+9**	**262,2**	**100%**	**+8**	**+13**

Table 2 below sets out revenues by product for the first half of 2008, the proportion of each line as a percentage of total revenues and the increase at current and comparable exchange rates over the same period of the previous year and over 2007 as a whole.

TABLE 2
BULGARI GROUP
REVENUES BY PRODUCT– FIRST HALF-YEAR

Product line	First Half 2008				First Half 2007				Total 2007			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*212,6*	*42%*	*+3*	*+8*	*206,5*	*42%*	*+15*	*+21*	*459,9*	*42%*	*+14*	*+20*
Watches	*125,8*	*25%*	*-5*	*-2*	*132,4*	*27%*	*+3*	*+10*	*294,8*	*27%*	*+2*	*+8*
Accessories	*41,4*	*8%*	*+2*	*+6*	*40,6*	*9%*	*-15*	*-8*	*84,4*	*8%*	*-5*	*+1*
Other (royalties from FR included)	*3,6*	*1%*	*-3*	-	*3,6*	*1%*	*+11*	-	*7,5*	*1%*	*+2*	-
JWA Division	383,4	76%	+0	+4	383,1	79%	+7	+13	846,6	78%	+8	+13
Perfume Division	108,3	21%	+18	+24	91,5	19%	+17	+22	221,9	20%	+11	+15
Hotel Division	9,6	2%	+47	-	6,5	1%	+18	-	13,6	1%	+21	-
Royalties from TP and other (IC elim. incl.)	5,1	1%	-13	-	5,9	1%	+23	-	8,9	1%	-13	-
TOTAL NET REVENUES	**506,4**	**100%**	**+4**	**+8**	**487,0**	**100%**	**+9**	**+15**	**1.091,0**	**100%**	**+8**	**+14**

Operating profitability by sector is reported in the notes.

REVENUES BY GEOGRAPHICAL AREA

Despite an improvement in its performance over the first quarter, Italy still fell by 9% during the half-year compared to the corresponding period of the prior year. This tendency goes in the opposite direction to the extremely positive trend seen throughout the rest of Europe, where sales rose by 20% in the second quarter, with particularly brilliant performances being registered in France and Germany.
Sales in America decreased by 5% at comparable exchange rates due a drop of 9% in the second quarter, although this should be compared to what is an extremely high starting point represented by the second quarter of 2007 (+50% over the second quarter of 2006).
The acceleration of growth in Japan is very positive, with a 7% rise in the quarter at comparable exchange rates which led to an increase in the half-year as a whole of 5% (+4% at current exchange rates).
The rest of Asia displayed an extraordinary rise in sales (+24% at comparable exchange rates compared to +34% in the corresponding quarter of 2007). There was growth of 23% in this area during the full half-year in which the exceptional performance of the Chinese market should be highlighted.
There was growth too in the Middle East, which rose by 11% at current exchange rates.

Table 3 below sets out revenues by geographical area for the second quarter of 2008 determined on the basis of outlet market, their amount as a percentage of total revenues and the change at current and comparable exchange rates over the same period of the previous year.

TABLE 3
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – SECOND QUARTER

Geographical area	Second quarter 2008				Second quarter 2007			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	108,9	40%	+12	-	97,5	37%	+7	-
of which Italy	*32,6*	*12%*	*-5*	-	*34,1*	*13%*	*+11*	-
America	38,5	14%	-21	-9	48,8	19%	+42	+50
Asia	109,5	40%	+10	+15	99,8	38%	-3	+6
of which Japan	*55,8*	*20%*	*+7*	*+7*	*52,3*	*20%*	*-20*	*-11*
of which rest of Asia	*53,7*	*20%*	*+13*	*+24*	*47,5*	*18%*	*+28*	*+34*
Middle East	13,7	5%	+11	-	12,3	5%	+4	-
Other	4,1	1%	+8	-	3,8	1%	+23	-
TOTAL NET REVENUES	**274,7**	**100%**	**+5**	**+9**	**262,2**	**100%**	**+8**	**+13**

Table 4 below sets out revenues by geographical area for the first half of 2008 determined on the basis of outlet market, their amount as a percentage of total revenues and the change at current and comparable exchange rates over the same period of the previous year and over 2007 as a whole.

TABLE 4
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – FIRST HALF-YEAR

Geographical area	First Half 2008				First Half 2007				Total 2007			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	195,6	39%	+8	-	181,9	37%	+11	-	427,3	39%	+10	-
of which Italy	*58,2*	*11%*	*-9*	-	*64,1*	*13%*	*+16*	-	*141,4*	*13%*	*+8*	-
America	68,9	14%	-16	-5	82,1	17%	+19	+27	176,4	16%	+12	+21
Asia	209,0	41%	+8	+13	193,3	40%	+4	+13	429,3	39%	+6	+15
of which Japan	*104,8*	*21%*	*+4*	*+5*	*101,0*	*21%*	*-18*	*-9*	*231,7*	*21%*	*-10*	*-1*
of which rest of Asia	*104,2*	*20%*	*+13*	*+23*	*92,3*	*19%*	*+47*	*+55*	*197,6*	*18%*	*+32*	*+41*
Middle East	24,6	5%	+11	-	22,1	5%	+7	-	40,4	4%	-0	-
Other	8,3	1%	+10	-	7,6	1%	+11	-	17,6	2%	+6	-
TOTAL NET REVENUES	**506,4**	**100%**	**+4**	**+8**	**487,0**	**100%**	**+9**	**+15**	**1.091,0**	**100%**	**+8**	**+14**

SIGNIFICANT EVENTS AT A GROUP LEVEL IN THE FIRST HALF OF 2008

Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company, having its registered office in Dublin and authorised share capital of 1,000,000 euros, is fully owned by Bulgari S.p.A.. It will work alongside the currently existing distribution structures with the aim of planning the production and sales cycles and optimising logistical processes.

Bulgari Qatar LLC was formed on 30 April 2008. This company, having its registered office in Doha and authorised share capital of QAR 200,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Qatar and managing the stores in that country.

On 6 May 2008 Bulgari International Corporation N.V. purchased the residual capital of 50% of LB Diamonds Sarl (equal to CHF 1,250,000).
On the same day the joint venture agreement between BIC and L.L.D. Diamonds Ltd. was terminated.

Bulgari Kuwait WLL was formed on 30 June 2008. This company, having its registered office in Kuwait City and authorised share capital of Kwd 100,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Kuwait and managing the stores in that country.

The previously held 800,000 treasury shares were all sold during the second quarter of this year at a total price of 6,346 thousand euros.

There are no other significant events relating to the first half year of 2008.

SUBSEQUENT EVENTS

There are no events occurring subsequent to 30 June 2008 to be reported.

Other information

Key elements of the adaptation plan as per articles 36 and 39 of the "Regolamento Mercati"

Bulgari S.p.A. has drawn up an adaptation plan to satisfy the requirements of article 39 of the Consob "*Regolamento Mercati*" referring to the "Conditions for the listing of the shares of companies controlling companies established and regulated by the laws of States not belonging to the European Union" as per article 36 of the Regulations (issued to implement article 62, paragraph 3-bis of Legislative Decree no.58/98 as amended on 25 June 2008 with resolution no. 16530).

This plan identifies the scope of application of the requirements within the Bulgari Group, and for each of the conditions set by article 36 describes the status of implementation at the present time and, where necessary, the steps that the Group plans to take in this respect, together with the related timing.

The principal elements of the plan are as follows.

- 10 subsidiaries based in 4 different countries which are not members of the European Union are considered significant pursuant to paragraph 2 of article 36 and fall within the scope of application of the measure;
- the administrative, accounting and reporting systems currently in place in the Bulgari Group already enable the companies falling within the scope to satisfy the requirements of the regulations in terms of making available to the public the financial statements prepared for the Group's consolidated financial statements and as regards the suitability of the system for providing both management and the Parent Company's auditors on a regular basis with the information required to prepare the consolidated financial statements;
- as concerns the requirement to obtain the bylaws from these companies and the composition and powers of their corporate bodies, the Parent Company already has continuous access to details of the composition of the corporate bodies of all of its subsidiaries and of the positions held, as well as a copy of the latest versions of their bylaws. A process has begun to collect copies of the formal documents relating to the bylaws and the delegation of powers and to file these centrally, and a procedure is being drawn up which will ensure that these are then kept updated in the future;
- in terms of the requirement for the Parent Company to check information flow to the central auditor, needed as part of the procedures for the audit of the annual and interim financial statements, it is considered that the present process for communicating with the auditor, which is distributed across the various levels of the corporate control chain and is active throughout the whole year, functions efficiently in this respect.

Organisational, management and control model pursuant to Legislative Decree no. 231/01

An updated version of the organisational, management and control model was approved during the first half of 2008 which incorporated the regulatory changes introduced by Law no. 123/2007 ("manslaughter and serious or extremely serious injury arising from the violation of the regulations to avoid accidents at work and to safeguard health and safety in the workplace") and Legislative Decree no.231/2007, which has extended the regulations to money-laundering offences.

The Supervisory Body met four times during the first six months of 2008 and reported on its work to the Board of Directors and the Internal Control Committee.

Transactions with Group companies and related parties

Bulgari S.p.A. has its registered office in via Lungotevere Marzio 11, Rome, is the Parent Company and has a share capital of 21.0 million euros.

Bulgari S.p.A. is the owner of the BVLGARI trademark and its main activities are as follows:

- purchasing equity holdings and granting loans to Group companies;

- commercial exploitation associated with the use of the BVLGARI name and trademark;
- technical, financial and administrative coordination of the companies in which investments are held;
- the invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, cosmetics, silk and leather accessories and porcelain, silver and crystal items.

Bulgari S.p.A. maintains business relations, governed by specific agreements relating to the licensing of the BVLGARI trademark, with the various subsidiaries that manufacture and distribute BVLGARI brand products.
In addition, the Parent Company also maintains business relations with subsidiaries, likewise governed by specific agreements, relating to the provision of technical, legal, fiscal, administrative, commercial, financial and IT services.
The Parent Company also performs a financial role with Group companies by providing centralised treasury management services.

Transactions between Group companies regarding the sale of goods, the provision of services and financial activities are carried out under market conditions, taking into account the characteristics of the transactions. The procedure at Group level which governs related party transactions was approved by the Board of Directors on 7 March 2007.

No abnormal or unusual transactions or significant non-recurring transactions were carried out in the period, as these are defined by Consob in Communication no. DEM/6064203 of 28 July 2006.

Details of related party transactions and the percentage that transactions of a commercial and financial nature between Bulgari S.p.A. and other Group companies represent are reported in the notes to the condensed interim consolidated financial statements as required by the Consob Communication no. DEM/6064293 of 28 July 2006.

Research and development activities

The Bulgari Group carries out research and development activities relating to the invention, creation and development of new products within all its product types, and namely jewellery, watches, accessories, perfumes and cosmetics.

Other

For information regarding details of financial instruments and policies for the hedging of risks, reference should be made to the details provided in the notes to the condensed interim consolidated financial statements.

OUTLOOK FOR 2008

The satisfactory sales results achieved in this first half-year have confirmed the strength of the Bulgari brand and the validity of the Group's strategies. The decisions on distribution, which focus on key store openings which started in the fourth quarter of last year, and the extension and renovation of existing stores have already provided their contribution to the excellent performance we have achieved in Europe and in Japan, and we believe that they will lead to a significant improvement in the second part of the year.

We therefore believe that as the result of these important initiatives and despite the forecasts that the weakness and uncertainty of the market will continue into 2008, Bulgari will be able to achieve a further increase in sales and profits while at the same time consolidating its position of absolute prestige in the world luxury goods market.

Stated with the due caution imposed by what has become a constant risk of instability in the economic and financial framework we are in a position to confirm the expectations for sales and results for the end of the

year as the result of these initiatives and of the steps being taken by the Group to launch additional new products.

Bulgari S.p.A.
Chief Executive Officer
Francesco Trapani

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Condensed interim consolidated financial statements at 30 June 2008

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Consolidated financial schedules

Bulgari Group
Consolidated income statement for the six months ended 30 June 2008

€/000

	Note	II quarter 2008	II quarter 2007	Changes %	I half year 2008	*of which versus related parties*	I half year 2007	*of which versus related parties*
- Gross sales		*288.714*	*276 547*		*531 840*	*29*	*512 431*	*34*
- Allowances an discounts		*(18 565)*	*(18 682)*		*(34 142)*		*(35.220)*	
Net sales		270 149	257.865		497 698		477.211	
Royalties		4.159	3.888		7.873	*44*	7.694	*47*
Other revenues		401	403		796	*9*	2 102	
Total net revenues	2	**274.709**	**262.156**	**4.8%**	**506.367**	**82**	**487.007**	**81**
Cost of sales	3	(99 245)	(96.722)	2,6%	(175.367)		(176.155)	
Total contribution margin		**175.464**	**165.434**	**6.1%**	**331 000**		**310.852**	
		63,9%	63,1%		63,4%		63,8%	
Net operating expenses	4	(146.417)	(129.204)	13,3%	(280.092)	95	(248.761)	(26)
Operating result		**29.046**	**36.230**	**-19,8%**	**50.908**		**62.091**	
		10,6%	13,8%		10,1%		12,7%	
- Financial revenues		*1.070*	*1.043*		2 281	*48*	2.272	(103)
- Financial costs		*(4 032)*	*(3 089)*		*(8 605)*		*(5 692)*	
- Other financial gains (losses)		(443)	(281)		(864)		*(717)*	
- Foreign exchange gain (losses)		4.713	2.290		10.224		*4 422*	
Total financial gains (losses)	5	1.308	(37)	-3634,1%	3 036		285	
Profit before tax		**30.355**	**36.193**	**-16.1%**	**53.944**		**62.376**	
Current and deferred taxes	6	889	(1.844)	-148,2%	(97)		(4 149)	
Profit after tax		**31.244**	**34.349**		**53.847**		**58.227**	
of which:								
Minority interests		(154)	89	-274,2%	(374)		(127)	
Group Share of Profit		**31.398**	**34.438**	**-8,8%**	**54.221**		**58.354**	
		11,4%	**13,1%**		**10,7%**		**12,0%**	
Earnings per share (in euros)	18	**0.10**	**0,11**		**0,18**		**0,19**	
Number of shares on which the calculation is based					299 893 560		299.760 060	
Diluted earnings per share (in euros)	18	**0.10**	**0,11**		**0,18**		**0,19**	
Number of shares on which the calculation is based					303 329 164		304 391.802	

Bulgari Group
Consolidated balance sheet at 30 June 2008
€/000

ASSETS

	Note	30 June 2008	of which versus related parties:	31 December 2007	of which versus related parties:
Property, plant and equipment	7	163.563		160.983	
- Goodwill	*8*	*44.064*		*44.832*	
- Other intangible assets	*9*	*74.313*		*73.217*	
Intangible assets		118.377		118.049	
- Investments in other companies	*10*	*13.277*		*11.090*	
- Other non-current financial assets	*11*	*29.656*		*29.146*	
Investments and other non current financial activities		42.933		40.236	
Deferred tax assets	12	26.224		22.750	
Other non-current assets	15	10.108		10.000	
Non-current financial receivables	11	1.609	*1.408*	1.368	*1.368*
NON-CURRENT ASSETS		**362.814**		**353.386**	
NON-CURRENT ASSETS HELD FOR SALE		**-**		**-**	
- Raw materials		*109.181*		*64.632*	
- Work in progresss and semi-finished goods		*174.523*		*139.579*	
- Finished goods and packaging		*441.786*		*391.905*	
Total inventory	13	725.490		596.116	
Trade receivables	14	181.093	*56*	202.186	*57*
- Other tax receivables		*40.556*		*37.040*	
- Other current assets		*26.293*	*61*	*22.224*	*31*
Total other current assets	15	66.849		59.264	
Current financial assets	11	12.661	-	12.804	*1.877*
Cash and cash equivalent	16	16.140		21.681	
CURRENT ASSETS		**1.002.233**		**892.051**	
TOTAL ASSETS		**1.365.047**		**1.245.437**	

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	30 June 2008	*of which versus related parties:*	31 December 2007	*of which versus related parties:*
- Share capital		*21.020*		*20.965*	
- Reserves		*80.311*		*96.131*	
- Retained earnings (losses)		*599.979*		*505.843*	
- Income (loss) for the period		*54.221*		*150.918*	
Shareholders' equity attributable to the Group	17	755.531		773.857	
Shareholders' equity attributable to minority interests		4.188		4.605	
TOTAL SHAREHOLDERS' EQUITY		759.719		778.462	
Employees' benefit plans	21	14.563		16.515	
Provisions	22	5.728		6.063	
Deferred tax liabilities	12	18.311		21.485	
Other non-current liabilities	23	2.160		2.295	
Non-current financial payables to banks	19	51.320		55.444	
Other non-current financial payables	19	3.255		2.906	
NON-CURRENT LIABILITIES		95.337		104.708	
NON-CURRENT LIABILITIES HELD FOR SALE		-		-	
Trade payables		184.120	*190*	187.941	*1.227*
- Advances		*3.994*		*5.111*	
- Current tax liabilities		*6.936*		*5.746*	
- Other current liabilities	23	*46.891*	*5*	*45.035*	*2*
Total other current liabilities		57.821		55.892	
Current financial payables to banks	19	267.243		116.499	
Current financial payables	19	807		1.935	
CURRENT LIABILITIES		509.991		362.267	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1.365.047		1.245.437	

Bulgari Group
Consolidated cash flow statement for the six months ended 30 June 2008
€/000

	30 June 2008	30 June 2007
Cash flows from operating activities		
Profit for the period	54.221	58.354
Depreciation, amortization and impairment	25.721	19.680
Interest and income taxes	13.401	7.920
Cash flows from operating activities	*93.343*	*85.954*
(Increase) Decrease in receivables	13.306	16.899
(Increase) Decrease in inventory	(119.330)	(97.600)
Increase (Decrease) in payables	7.075	11.748
Exchange differences	(2.971)	17.545
Income taxes paid	(12.963)	(9.720)
Interest paid	(11.909)	(8.778)
Other changes, net	(5.460)	89
Cash flows from changes in net working capital	*(132.252)*	*(69.817)*
Other medium/long-term assets (including other non-current financial assets)	(4.092)	934
Other medium/long-term liabilities	(71)	(150)
(a) Cash flows from operating activities	**(43.072)**	**16.921**
Cash flows from investing activities		
Purchase of companies (excluding cash/debt acquired)	(7.298)	(2.404)
Purchases of property, plant and equipment (net of disposals)	(24.281)	(23.729)
Purchase of intangible assets	(7.197)	(7.825)
Reimbursment of investments in other company (excluding other non-current financial assets)	(2.187)	8.233
Other changes	461	2.316
Exchanges differences	2.387	2.672
Interest received	2.867	2.878
(b) Cash flows from investing activities	**(35.248)**	**(17.859)**
Cash flows from financing activities		
Changes in shareholders' equity for increase in share capital	56	26
Changes in shareholders' equity relating to minority interests	(417)	(3.880)
Dividends paid	(96.093)	(86.876)
Other changes	23.490	(16.292)
(c) Total changes in shareholders' equity	*(72.964)*	*(107.022)*
Changes in medium/long-term financial payables	(3.775)	(2.839)
Changes in medium/long-term financial receivables	(241)	(412)
(d) Total changes in medium/long-term financial assets	*(4.016)*	*(3.251)*
(e) Cash flows from financing activities	**(76.980)**	**(110.273)**
(f) Difference in short-term net cash (short-term debt) (a)+(b)+(e)	**(155.300)**	**(111.211)**
Net cash (short-term debt) at the beginning of the year	***(140.931)***	***(46.854)***
Changes in short-term debt (f)	(155.300)	(111.211)
Changes in long-term debt (e)	4.016	3.251
Net cash (short-term debt) at the end of the year	***(292.215)***	***(154.814)***
of which: - cash and bank	16.140	30.023
- current financial payables	(268.050)	(158.974)
- current financial assets	12.661	7.145
- non-current financial payables	(54.575)	(34.348)
- non current financial receivables	1.609	1.340

Statement of changes in consolidated shareholders' equity for the six months ended 30 June 2008

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reserve	Hedging reserve	Retained earnings	Net income	Shareholders' equity attrib. to the Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2007	20.965	120.614	5.762	(49.091)	4.490	9.142	5.213	505.844	150.918	773.857	4.605	778.462
Fluctuations in foreign exchange rates	-	-	-	16.907	-	-	-	(465)	-	16.442	(43)	16.399
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-
Fair value of derivatives	-	-	-	-	-	-	(139)	-	-	(139)	-	(139)
Total gains and losses directly recognized to shareholders' equity	-	-	-	16.907	-	-	(139)	(465)	-	16.303	(43)	16.260
Net income of the year	-	-	-	-	-	-	-	-	54.221	54.221	(374)	53.847
Total gains and losses	-	-	-	-	-	-	-	-	54.221	54.221	(374)	53.847
Dividends paid	-	(39.776)	-	-	-	-	-	(56.318)	-	(96.094)	-	(96.094)
Allocation of 2007 net income	-	-	-	-	-	-	-	150.918	(150.918)	-	-	-
Treasury stock sales	55	7.979	-	-	(1.688)	-	-	-	-	6.346	-	6.346
Capital increase due to exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-
Stock Options	-	-	-	-	-	898	-	-	-	898	-	898
Balance as at 30 June 2008	21.020	88.817	5.762	(32.184)	2.802	10.040	5.074	599.979	54.221	755.531	4.188	759.719

Statement of changes in consolidated shareholders' equity for the six months ended 30 June 2007

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reserve	Hedging reserve	Retained earnings	Net income	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2006	20.970	123.648	5.762	(21.350)	3.914	6.796	2.382	458.482	134.271	734.875	8.080	742.955
Fluctuations in foreign exchange rates	-	-	-	(21.445)	-	-	-	-	-	(21.445)	(1.353)	(22.798)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-
Fair value of derivatives	-	-	-	-	-	-	1.030	-	-	1.030	-	1.030
Total gains and losses directly recognized to shareholders' equity	-	-	-	(21.445)	-	-	1.030	-	-	(20.415)	(1.353)	(21.768)
Net income of the year	-	-	-	-	-	-	-	-	58.354	58.354	127	58.481
Total gains and losses	-	-	-	-	-	-	-	-	58.354	58.354	127	58.481
Dividends paid	-	-	-	-	-	-	-	-	(86.876)	(86.876)	-	(86.876)
Allocation of 2006 net income	-	-	-	-	-	-	-	47.395	(47.395)	-	-	-
Treasury stock sales	-	-	-	-	-	-	-	-	-	-	-	-
Capital increase due to exercise of stock options	26	2.929	-	-	-	-	-	-	-	2.955	-	2.955
Stock Options	-	-	-	-	-	1.194	-	-	-	1.194	-	1.194
Acquisition of 49% Bulgari Korea	-	-	-	-	-	-	-	-	-	-	(2.654)	(2.654)
Balance as at 30 June 2007	20.996	126.577	5.762	(42.795)	3.914	7.990	3.412	505.877	58.354	690.887	4.200	694.287

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Notes

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

Bulgari S.p.A. (referred to in the following as the "Parent Company") is a company having its registered office in Italy and its domicile in Via Lungotevere Marzio 11, Rome. The condensed interim consolidated financial statements as at and for the six months ended 30 June 2008 consist of the financial statements of the Parent Company and its subsidiaries and joint ventures (together referred to as the "Group"). These condensed interim consolidated financial statements were authorised for publication by the directors of Bulgari S.p.A. on 1 August 2008.

(a) Statement of compliance

The Bulgari Group prepares its annual consolidated financial statements in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS)) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), as endorsed by the European Union (also referred to in the following overall as "IFRS"), and with the provisions issued to implement article 9 of Legislative Decree no. 38/2005. Following the introduction of European Community Regulation no. 1606 of 19 July 2002, and on the basis of the requirements of article 81 of the Regulations for Issuers as amended by the "transparency directive" introduced into Italian legislation by Legislative Decree no. 195 of 6 November 2007, the Bulgari Group has prepared its condensed interim consolidated financial statements at 30 June 2008 in accordance with International Accounting Standard 34 *Interim Financial Reporting*. These condensed interim consolidated financial statements do not include all the disclosures required in the preparation of annual financial statements and should be read together with the consolidated financial statements for the year ended 31 December 2007.

(b) Basis of presentation

The condensed interim consolidated financial statements consist of the balance sheet, the income statement, the cash flow statement, the statement of changes in shareholders' equity and these notes, selected in accordance with IAS 34. Current and non-current assets and liabilities are presented separately in the balance sheet. Costs are presented in the profit and loss account based on their function, as this classification is used for internal reporting and corresponds to the way in which the business is managed. Income and expense arising from non-recurring events and circumstances are presented in the income statement, where material, by using specific sub-items. The cash flow statement is presented using the indirect method.
The condensed interim consolidated financial statements are presented in euros and all amounts are stated in thousands of euros unless otherwise indicated.

The financial statements of companies included in the scope of consolidation have all been prepared as of the balance sheet date of the consolidated financial statements and adjusted, where necessary, to align them with the accounting principles and policies adopted by the Parent Company.
The condensed interim consolidated financial statements have been prepared on a cost basis, adjusted

as required for the measurement of certain financial instruments.
Columns have been added to the balance sheet and income statement in these financial statements to show related party transactions and balances as per Consob Resolution no. 15519 of 27 July 2006. This information is not provided for the cash flow statement given the limited materiality of the figures for disclosure purposes.

(c) Consolidation principles

(i) Subsidiaries

Subsidiaries are those companies for which the Parent Company is in a position to determine, either directly or indirectly, the financial and operating policies for the purpose of obtaining the benefits resulting from a subsidiary's activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are also taken into consideration. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date on which the Group acquires control until the date on which that control ceases. Minority interests in shareholders' equity and in the result for the period are presented separately in both the consolidated balance sheet and the consolidated income statement.

(ii) Joint Ventures

Joint ventures are those entities in which the Group exercises contractually agreed joint control with other entities. In determining whether control exists, instruments having the potential, if exercised or converted, to give the Group voting rights are also considered. The financial statements of joint ventures are consolidated using the proportionate method. As a result the condensed interim consolidated financial statements include the Group's share of the assets, liabilities, revenues and costs of these companies on a line-by-line basis from the date on which the Group acquires joint control until the date on which that joint control ceases.

(iii) Intragroup transactions

All intragroup balances and transactions, including any profits not yet realised with third parties, resulting from relations between Group companies, are fully eliminated. The Group's share of any losses not yet realised with third parties are eliminated unless they represent losses in value. Unrealised profits and losses generated by transactions with joint ventures are eliminated on the basis of the investment held by the Group in these companies.

(d) Foreign currency

(i) Transactions in foreign currency

The financial statements of consolidated companies are prepared using the functional currency of the economic environment in which a consolidated company operates.
In those financial statements all transactions denominated in a currency different from the functional currency are recorded at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a currency other than the functional currency are subsequently translated using the exchange rate at the balance sheet date of the period presented, with any exchange differences arising recognised in the income statement.
Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost

are translated using the exchange rate at the date when the transaction was initially recognised.

(ii) Translation of foreign currency financial statements

Revenues, costs, assets and liabilities included in the condensed interim consolidated financial statements are reported in euros, which is the functional currency of the Parent Company Bulgari S.p.A..

In preparing the condensed interim consolidated financial statements, the financial statements of companies included in the consolidation which have a functional currency other than the euro are translated by applying the exchange rate ruling at the balance sheet date to assets and liabilities (including goodwill and consolidation adjustments), the historical exchange rates ruling at the date of the respective transaction to items of shareholders' equity and the average exchange rate for the period (which approximates the exchange rates at the date of the transactions) to the income statement. All resulting exchange differences are recognised directly as a separate equity reserve.

Exchange differences are recognised in the income statement only on the disposal of the investment or on the liquidation of the company to which they refer.

The rates of exchange between the euro and the currencies of those countries which have not joined the single currency are as follows:

	30/06/2008		31/12/2007		30/06/2007	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet	Income Statement	Balance Sheet
USD	1.5304	1.5764	1.3705	1.4721	1.3293	1.3505
YEN	160.6186	166.4400	161.2526	164.9300	159.6436	166.6300
CHF	1.6065	1.6056	1.6427	1.6547	1.6319	1.6553
GBP	0.7752	0.7923	0.6843	0.7334	0.6747	0.6740
SGD	2.1228	2.1446	2.0636	2.1163	2.0316	2.0664
HKD	11.9332	12.2943	10.6912	11.4800	10.3852	10.5569
AUD	1.6546	1.6371	1.6348	1.6757	1.6443	1.5885
MYR	4.9269	5.1509	4.7076	4.8682	4.6027	4.6626
DKK	7.4567	7.4579	7.4506	7.4583	7.4512	7.4422
TWD	47.4350	47.9487	45.0252	47.2833	43.9291	44.4469
KRW	1,512.0983	1,652.2200	1,272.9900	1,377.9600	1,241.4253	1,247.7300
CNY	10.7989	10.8051	10.4178	10.7524	10.2589	10.2816
THB	48.4803	52.7380	44.2140	43.8000	44.2687	42.6150
MOP	12.2526	12.6532	11.0124	11.7086	10.7011	10.8990
PAB	1.5304	1.5764	1.3705	1.4721	-	-
QTR	5.5714	5.7286	-	-	-	-

e) Accounting policies

The accounting policies adopted in the preparation of these condensed interim financial statements are

the same as those used to prepare the consolidated financial statements at 31 December 2007, to which reference should be made.

In certain situations involving measurement, and in particular where this is especially complicated, such as in the determination of any impairment losses on fixed assets, the measurement process is generally only carried out fully during the preparation of the annual financial statements, at which time all of the information required is available, other than in cases where there are indications of impairment which at that stage require any losses to be measured immediately.
In the same manner the actuarial valuations required for the determination of employee benefit plans are prepared in detail on the preparation of the year end financial statements.

f) Recently issued accounting standards and interpretations (as approved at 31 July 2008)

(i) Not applied or not yet effective

- in July 2008 the IFRIC issued an interpretation, IFRIC 16 - *Hedges of a Net Investment in a Foreign Operation*. The interpretation clarifies that the presentation currency does not create an exposure to which an entity may apply hedge accounting and that consequently a parent company may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation; the interpretation additionally clarifies that in order to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment in foreign currency, IAS 39 - *Financial Instruments: recognition and measurement* must be applied in respect of the hedging instrument and IAS 21 - *The Effects of Changes in Foreign Exchange Rates* must be applied in respect of the hedged item. This interpretation is effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this amendment;
- in January 2008 the IASB issued an amendment to IFRS 2 - *Vesting Conditions and Cancellations* which will be effective from 1 January 2009; the amendment clarifies that for the purpose of share-based payment measurement, vesting conditions are service conditions and performance conditions only. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this amendment;
- in January 2008 the IASB issued a revised version of IFRS 3 - *Business Combinations* and an amended version of IAS 27 - *Consolidated and Separate Financial Statements*. The main changes that revised IFRS 3 will make to existing requirements are the elimination of the need to measure every asset and liability at fair value at each step in a step acquisition. In these cases goodwill will be measured as the difference at acquisition date between the value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired. Moreover, for a business combination in which the acquirer achieves control without purchasing all of the acquiree, the remaining (non-controlling) equity interests are measured either at fair value or by using the method already provided in IFRS 3. The revised IFRS 3 also requires acquisition-related costs to be recognised as expenses and the acquirer to recognise the obligation to make an additional payment (contingent consideration) as part of the business combination. In the amended version of IAS 27, the IASB has added a requirement specifying that changes in a parent's interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions and recognised within equity. Moreover, when a parent loses

control of a subsidiary but retains an ownership interest it must initially measure any retained investment at fair value and recognise any gains or losses resulting from the loss of control in profit or loss. Finally, the amendment to IAS 27 requires losses pertaining to non-controlling interests to be allocated to non-controlling interest equity, even if this results in the non-controlling interest having a deficit balance. The new rules will apply prospectively from 1 January 2010. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting the revised standard and amendment;

- in February 2008 the IASB issued an amendment to IAS 32 - *Financial Instruments: Presentation* and to IAS 1 - *Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation.* In particular, these amendments require puttable financial instruments and instruments that impose on an entity an obligation to deliver to another party a pro rata share of the net assets of the entity, to be classified as equity instruments. This amendment is effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this amendment;
- in November 2006 the IASB issued IFRS 8 - *Operating Segments* which will become effective (and therefore applicable to the Group) on 1 January 2009 and which will replace IAS 14 - *Segment Reporting.* The new standard requires an entity to base the information provided in segment reporting upon the components of the entity that management uses to make decisions about operational matters and therefore to identify these operating segments on the basis of internal reporting. Adopting this standard will have no effect on the measurement of items in the financial statements;
- in September 2007 the IASB issued a revised version of IAS 1 - *Presentation of Financial Statements* which is effective for annual periods beginning on or after 1 January 2009. The revised standard requires an entity to present changes in its equity resulting from transactions with owners in a statement of changes in equity. All non-owner changes are required to be presented either in a single statement of comprehensive income or in two separate statements. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this amendment;
- in July 2007 the IFRIC issued an interpretation, IFRIC 13 - *Customer Loyalty Programmes* which is effective from 1 July 2008. The interpretation establishes the way in which obligations arising on the granting of loyalty award credits to customers on the sale of goods or services are to be accounted for. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this interpretation;
- in July 2007 the IFRIC issued an interpretation, IFRIC 14 *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction Programme,* effective on 1 January 2008. The interpretation provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as a plan asset and also provides an explanation of the accounting consequences if there is a statutory or contractual minimum funding requirement. At the date of this report the competent bodies of the European Union had not yet completed their processes for adopting this interpretation;
- in March 2007 the IASB issued a revised version of IAS 23 - *Borrowing Costs.* In this new version the option has been removed of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The new standard is effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their processes for

adopting this standard;

- in November 2006 the IFRIC issued an interpretation, IFRIC 12 - *Service Concession Arrangements* which is effective from 1 January 2008 but is not applicable to the Group.

The assessment of any effects that adopting the above accounting standards and interpretations might have on line items had not yet been completed at the date of the preparation of these condensed interim consolidated financial statements.

1. Acquisition/establishment and disposal of companies

Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company, having its registered office in Dublin and authorised share capital of 1,000,000 euros, is fully owned by Bulgari S.p.A.. It will work alongside the currently existing distribution structures with the aim of planning the production and sales cycles and optimising logistical processes.

Bulgari Qatar LLC was formed on 30 April 2008. This company, having its registered office in Doha and authorised share capital of QAR 200,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Qatar and managing the stores in that country.

On 6 May 2008 Bulgari International Corporation N.V. purchased the residual capital of 50% of LB Diamonds Sarl (equal to CHF 1,250,000).
On the same day the joint venture agreement between BIC and L.L.D. Diamonds Ltd. was terminated.

Bulgari Kuwait WLL was formed on 30 June 2008. This company, having its registered office in Kuwait City and authorised share capital of Kwd 100,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Kuwait and managing the stores in that country.

Information regarding the scope of consolidation may be found in note 28.

2. Revenues

Thousands of euros	**Q2 2008**	**Q2 2007**	**HY 2008**	**HY 2007**
Net sales	270,149	257,865	497,698	477,211
Royalties	4,159	3,888	7,873	7,694
Other revenues	401	403	796	2,102
	274,709	262,156	506,367	487,007

Reference should be made to note 24 “Segment information” and the Report of the Board of Directors on the Group’s operations for an analysis of revenues by product and by geographical area.

3. Cost of sales

Cost of sales of 175,367 thousand euros for the six months ended 30 June 2008 (176,155 thousand euros for the first half of 2007) consists of the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials and transformation, general expenses directly related to production, the depreciation and amortisation of plant and machinery and intangible assets used in production and write-downs of inventory. Included in this item is the income effect of hedging gold prices (6,903 thousand euros); for consistency of presentation and comparative purposes a similar balance of 141 thousand euros recognised in the first half year of 2007 has been reclassified to this line.

4. Operating expenses, net

Thousands of euros	Note	Q2 2008	Q2 2007	HY 2008	HY 2007
Personnel costs	21	47,076	40,848	93,352	81,456
Selling expenses		11,650	11,624	21,989	20,913
Other selling, general and administrative expenses		51,500	46,311	102,563	91,055
Advertising and promotion expenses		36,191	30,421	62,188	55,337
		146,417	129,204	280,092	248,761

Personnel costs relate to both selling and administrative functions.

The increases over the corresponding periods of the previous year are mostly connected with the Group's plan for developing sales operations (in particular regarding flagship stores and emerging markets) and manufacturing capacity (the verticalisation of the watches segment) as a reflection of its expectations of growth.

Selling expenses

Thousands of euros	Note	Q2 2008	Q2 2007	HY 2008	HY 2007
Credit card commissions		1,144	1,242	2,439	2,417
Intermediaries' fees		1,958	1,846	3,750	3,388
Transport expenses		4,067	3,330	7,267	6,213
Sales commissions	21	1,708	2,315	3,249	3,694
Other		2,773	2,891	5,284	5,201
		11,650	11,624	21,989	20,913

"Intermediaries' fees" of 3,750 thousand euros relate almost exclusively to commissions of 3,622 thousand euros (3,287 thousand euros in the first half of 2007) paid to agents for the sale of perfumes.

"Other" expenses of 5,284 thousand euros relate to Bulgari Parfums S.A. for 2,043 thousand euros (1,598 thousand euros in the first half of 2007), Bulgari Parfums Italia S.p.A. for 709 thousand euros (712 thousand euros in the first half of 2007), Bulgari Corporation America Inc. for 653 thousand euros (611 thousand euros in the first half of 2007) and Bulgari Global Operations S.A. for 396 thousand euros (611 thousand euros in the first half of 2007), and mostly regard storage costs and services for the preparation of sold goods for delivery.
This item also includes costs of 996 thousand euros (1,133 thousand euros in the first half of 2007) incurred by Bulgari Italia S.p.A., the majority of which relates to the premises of BVLGARI stores in duty free areas.

Other selling, general and administrative expenses

Thousands of euros	Q2 2008	Q2 2007	HY 2008	HY 2007
Rentals	18,016	15,153	36,121	29,942
Other operating expenses	9,892	9,224	18,517	16,688
Other general expenses, net	23,592	21,934	47,925	44,425
	51,500	46,311	102,563	91,055

The increase over 2007 mainly relates to the new premises used by the Group for carrying out its business and in particular the new stores, those in Paris, Valencia, Marbella, Macao, Ginza and Omotesando.

"Other operating expenses" consist mainly of general expenses of 7,627 thousand euros (6,254 thousand euros for the first half of 2007), accruals to provisions of 978 thousand euros (1,682 thousand euros for the first half of 2007), the majority of which relate to credit risk and litigation, utility costs of 3,037 thousand euros (2,545 thousand euros for the first half of 2007), hire charges of 2,428 thousand euros (2,022 thousand euros for the first half of 2007), relating principally to company cars and office machines, and maintenance expenses of 2,943 thousand euros (2,403 thousand euros for the first half of 2007).

"Other general expenses, net" regard mostly travel and transfer expenses of 7,766 thousand euros (6,969 thousand euros for the first half of 2007), consultancy costs of 5,290 thousand euros (7,233 thousand euros for the first half of 2007), taxes other than income taxes of 2,363 thousand euros (2,525 thousand euros for the first half of 2007), emoluments and fees to corporate bodies of 2,618 thousand euros (2,463 thousand euros for the first half of 2007) and insurance costs of 1,031 thousand euros (1,237 thousand euros for the first half of 2007). The item also includes depreciation and amortisation of 25,363 thousand euros (19,651 thousand euros for the first half of 2007), relating principally to leasehold improvements, expenditure for taking over rented premises and computer hardware and software.

5. Financial income (expense)

Interest income

Thousands of euros	Q2 2008	Q2 2007	HY 2008	HY 2007
Dividend income from third parties	-	-	-	507
Bank interest income	185	166	268	293
Interest income from public authorities	69	42	129	76
Premium income on hedging activities	779	781	1,794	1,279
Other	37	54	90	117
	1,070	1,043	2,281	2,272

Interest expense

Thousands of euros	Q2 2008	Q2 2007	HY 2008	HY 2007
Bank interest expense	(86)	(44)	(103)	(110)
Loan interest expense	(2,364)	(1,433)	(4,187)	(2,115)
Premium expense on hedging activities	(1,571)	(1,600)	(4,292)	(3,424)
Other	(11)	(12)	(23)	(43)
	(4,032)	(3,089)	(8,605)	(5,692)

Other financial income (expense)

Thousands of euros	Note	Q2 2008	Q2 2007	HY 2008	HY 2007
Financial discount and allowance income		104	39	189	90
Gains on the sale of equity investments		-	350	-	350
Financial discount and allowance expense		(170)	(189)	(334)	(349)
Bank commissions and charges		(220)	(234)	(393)	(400)
Actuarial losses on employees' leaving entitlement (TFR)	21	(123)	(110)	(246)	(233)
Other		(34)	(137)	(80)	(175)
		(443)	(281)	(864)	(717)

6. Taxation

Thousands of euros	Note	Q2 2008	Q2 2007	HY 2008	HY 2007
Current taxation		4,243	2,405	7,076	4,748
Deferred tax income and expense	12	(5,133)	(654)	(7,037)	(770)
Prior year taxation		1	93	58	171
		(889)	1,844	97	4,149

During the second quarter of the year Bulgari S.p.A. and the other Italian companies of the Group elected to align the book and tax values of their assets, which differed as the result of off-book deductions made for exclusively tax purposes in prior years, as permitted by article 1, paragraph 48 of the 2008 Finance Law (the so-called "*affrancamento fiscale*"). As a consequence deferred tax liabilities of 6,093 thousand euros were released to income at 30 June 2008 and current taxes of 2,720 thousand euros were charged as a substitute tax.

7. Property, plant and equipment

Property, plant and equipment and changes for the period are set out as follows:

Thousands of euros	Land and buildings	Plant and machinery	Indust. and comm. equipment	Furniture, office eq. and fittings	Motor vehicles	Aircraft	Leasehold improvs.	Assets under constr. And pay. on account	Total
Year 2006									
Cost	20,039	26,226	16,894	97,329	337	5,814	118,887	13,318	298,844
Accumulated depreciation	(6,663)	(17,555)	(12,641)	(67,919)	(323)	(3,536)	(76,735)	-	(185,372)
Net book value at 31/12/2006	**13,376**	**8,671**	**4,253**	**29,410**	**14**	**2,278**	**42,152**	**13,318**	**113,472**
Exchange rate fluctuations	(182)	(71)	(99)	(797)	-	(1)	(2,880)	(6)	(4,036)
Changes in scope of consolid.	80	-	-	(35)	-	-	30	-	75
Reclassifications	929	49	29	907	-	-	11,435	(13,272)	77
Purchases	3,257	3,521	3,711	26,105	-	-	39,245	10,720	86,559
Disposals	-	(11)	(2)	(127)	(7)	(2,277)	(20)	-	(2,444)
Depreciation	(1,385)	(2,797)	(1,563)	(12,465)	(3)	-	(14,109)	-	(32,322)
Write-downs	(16)	-	-	(432)	-	-	(123)	-	(571)
Own work capitalised	-	173	-	-	-	-	-	-	173
Total changes in 2007	**2,683**	**864**	**2,076**	**13,156**	**(10)**	**(2,278)**	**33,578**	**(2,558)**	**47,511**
Year 2007									
Cost	23,668	28,751	19,650	116,583	249	-	141,700	10,760	341,361
Accumulated depreciation	(7,609)	(19,216)	(13,321)	(74,017)	(245)	-	(65,970)	-	(180,378)
Net book value at 31/12/2007	**16,059**	**9,535**	**6,329**	**42,566**	**4**	**-**	**75,730**	**10,760**	**160,983**
Changes in first half of 2008									
Exchange rate fluctuations	56	248	81	(102)	-	-	(2,032)	(318)	(2.067)
Changes in scope of consolid.	-	-	-	-	-	-	-	-	-
Reclassifications	(20)	6,635	40	988	-	-	1,122	(9.211)	(446)
Purchases	958	1,674	854	9,072	-	-	3,918	7.805	24.281
Disposals	-	-	-	(20)	-	-	(48)	-	(68)
Depreciation	(868)	(1,915)	(913)	(7,369)	(1)	-	(7,936)	-	(19,002)
Write-downs	(9)	(15)	-	(19)	-	-	(109)	-	(152)
Own work capitalised	-	34	-	-	-	-	-	-	34
Total changes in first half of 2008	**117**	**6,661**	**62**	**2,550**	**(1)**	**-**	**(5,085)**	**(1,724)**	**2,580**
First half of 2008									
Cost	24,572	37,745	20,877	126,379	252	-	141,696	9,036	360,557
Accumulated depreciation	(8,396)	(21,549)	(14,486)	(81,263)	(249)	-	(71,051)	-	(196,994)
Net book value at 30/06/2008	**16,176**	**16,196**	**6,391**	**45,116**	**3**	**-**	**70,645**	**9,036**	**163,563**

The principal increases in the year regard the renovation of stores or the opening of new stores as shown in the following table:

Thousands of euros	**Furniture, office equipment and fittings**	**Leasehold improvements**	**Total**	**Main stores renovated or opened in the first half of 2008**
Bulgari Espana S.A. Unipersonal	224	1,541	1,765	Barcelona/Valencia/ Marbella (Spain)
Bulgari Asia Pacific Ltd.	1,273	-	1,273	Gerald Genta and Bulgari stores (Hong Kong)
Bulgari Corp. of America Inc.	731	359	1,090	Guam/ St. Thomas / Costa Mesa
Bulgari (Malaysia) Sdn Bhd	542	-	542	Pavilion (Malaysia)
Macau	590	-	590	Venetian (Macau)
Bulgari Japan Ltd.	358	226	584	Shinsaibashi Sogo/Umeda Hankyu Mens (Japan)
Bulgari Italia S.p.A.	362	5	367	Florence/Capri/Milan (Italy)
Other	4,992	1,787	6,779	
Total	**9,072**	**3,918**	**12,990**	

Investments in "Furniture, office machines and fittings" additionally include purchases of window displays by Bulgari Global Operations S.A. (1,286 thousand euros) and Bulgari Parfums S.A. (283 thousand euros) for use by the third party distribution network for the presentation of BVLGARI products in certain of the world's leading airports, and investments of 893 thousand euros in computer hardware made by Bulgari S.p.A.. The item also includes the costs relating to the new factory of Bulgari Accessori S.r.l. (609 thousand euros).

"Leasehold improvements" include amongst other things the costs incurred for the restructuring of the factory of Bulgari Accessori S.r.l. (500 thousand euros) and investments for leasehold improvements made by Bulgari Time (Switzerland) S.A. (315 thousand euros) and Daniel Roth et Gérald Genta Haute Horlogerie S.A. (180 thousand euros).

The increase in "Construction in progress and advance payments" consists mostly of investments regarding the opening of the new Georges V (France) store (4,045 thousand euros), the new stores in the United States, the main ones being in Atlanta, Short Hills and San Francisco (1,524 thousand euros), and the new store in Melbourne in Australia (650 thousand euros), and investment expenditure incurred by Bulgari S.p.A. for its new head office in Via del Tritone (679 thousand euros).
The decrease in the item relates mainly to the machinery in Bulgari Time (Switzerland) S.A. which entered use for the first time (4,819 thousand euros).

Other purchases relate mainly to improvements to the plant of Bulgari Accessori S.r.l. (547 thousand euros), Daniel Roth et Gérald Genta Haute Horlogerie S.A. (336 thousand euros), Bulgari Time (Switzerland) S.A. (273 thousand euros) and Bulgari Manifattura S.p.A. (219 thousand euros).

Increases to "Land and buildings" consist mainly of the costs incurred by Bulgari Espana S.A. Unipersonal for the opening of the new stores in Barcelona, Valencia and Marbella (185 thousand euros) and the investments made by Cadrans Design S.A. (120 thousand euros) for the purchase of a new building to be used for production.

No information had been received from Group companies at 30 June 2008 as to the existence of any idle fixed assets or of any fully depreciated property, plant and equipment still in use and having a significant value.

There were no charges on property, plant and equipment at 30 June 2008 securing any of the Group's liabilities.

8. Goodwill

Changes in "Goodwill" during the period ended 30 June 2008 were as follows:

Thousands of euros

At 31/12/2007	**44,832**
Changes	
Exchange differences	(607)
Increases	-
Decreases	(161)
Total changes	**(768)**
At 30/06/2008	**44,064**

The decrease relates to adjustments made to improve the accounting treatment of certain items, included in the consolidated financial statements at 31 December 2007 on a provisional basis, as permitted by IFRS 3, about the balance sheets of the companies Monraco and Finger.

Goodwill is allocated in the following manner:

Thousands of euros

Cash-generating unit	**Goodwill**
Bulgari Manifattura S.p.A.	13,540
Bulgari South Asian Operations Pte Ltd.	9,446
Daniel Roth et Gérald Genta Haute Horlogerie S.A	5,107
Bulgari Corporation of America Inc.(*)	4,486
Bulgari Asia Pacific Ltd.	4,267
Monraco S.A.	3,653
Bulgari (Taiwan) Ltd.	959
Other companies	972
JWA Division	**42,430**
Perfumes Division	**1,634**
At 30/06/2008	**44,064**

(*) Goodwill paid by Bulgari Corporation of America for the purchase of the store in Honolulu (Hawaii).

There were no indications of impairment at 30 June 2008 that would require any impairment testing to be performed in advance; impairment testing will therefore be carried out at year end.

9. Other intangible assets

The composition of and changes in "Other intangible fixed assets" are as follows:

Thousands of euros	Develop-ment costs	Industrial patents and intellectual property rights	Concessions, trademarks and licences	Expend. for taking over premises and other	Assets under development and payments on account	Total
Year 2006						
Cost	9,534	56,723	3,167	32,162	3,400	104,986
Accumulated amortisation	(7,148)	(36,770)	(2,225)	(4,527)	-	(50,670)
Net book value at 31/12/2006	**2,386**	**19,953**	**942**	**27,635**	**3,400**	**54,316**
Changes in 2007						
Exchange rate fluctuations	(58)	(23)	(23)	(649)	-	(753)
Changes in scope of consolidation	-	(2)	-	-	-	(2)
Reclassifications	-	2,328	-	442	(2,770)	-
Purchases	1,913	14,553	386	633	12,494	29,979
Amortisation	(1,327)	(7,066)	(313)	(1,595)	-	(10,301)
Write-downs	-	(21)	-	(1)	-	(22)
Total changes in 2007	**528**	**9,769**	**50**	**(1,170)**	**9,724**	**18,901**
Year 2007						
Cost	11,177	73,101	3,460	32,265	13,124	133,127
Accumulated amortisation	(8,263)	(43,379)	(2,468)	(5,800)	-	(59,910)
Net book value at 31/12/2007	**2,914**	**29,722**	**992**	**26,465**	**13,124**	**73,217**
Changes in first half of 2008						
Exchange rate fluctuations	88	42	1	(411)	203	(77)
Changes in scope of consolidation	-	-	-	-	-	-
Reclassifications	914	934	(905)	1,000	(1.497)	446
Purchases	1,093	5,522	5	-	577	7,197
Amortisation	(726)	(4,829)	(13)	(825)	-	(6,393)
Write-downs	-	(1)	-	(174)	-	(175)
Own work capitalised	-	-	-	-	98	98
Total changes in first half of 2008	**1,369**	**1,668**	**(912)**	**(410)**	**(619)**	**1,096**
First half of 2008						
Cost	13,462	79,124	133	32,368	12,505	137,592
Accumulated amortisation	(9,179)	(47,734)	(53)	(6,313)	-	(63,279)
Net book value at 30/06/08	**4,283**	**31,390**	**80**	**26,055**	**12,505**	**74,313**

The increases in "Development costs" mainly regard the costs incurred by Daniel Roth et Gérald Genta Haute Horlogerie S.A. to develop prototypes (825 thousand euros) and those incurred by Bulgari Parfums S.A. for new fragrances to be put onto the market and for skin tests relating to perfumes (240 thousand euros).

The increases in "Industrial patents and intellectual property rights" are principally attributable to the purchase of applications software licences for the management of various business activities carried out by the Parent Company Bulgari S.p.A. (5,046 thousand euros). There has been an increase in this item as the result of a reclassification

designed to improve the representation of expenditure incurred by Bulgari Parfums S.A. (905 thousand euros) relating to the defence of rights and patents owned by that company and previously classified as "Concessions, trademarks and licences".

"Expenditure for taking over premises and other" includes the costs incurred for the new store in Barcelona (1,000 thousand euros).

"Assets under development" relates essentially to investments in applications software regarding procedures and programmes that were still at the implementation stage at 30 June 2008 (577 thousand euros).
The decrease in this item following reclassifications arises mostly from the costs incurred for the new stores concept, utilised for the first time during the period and reclassified to development costs (904 thousand euros).

There were no restrictions on the ownership of intangible assets at 30 June 2008 or charges securing any of the Group's liabilities.

"Research and development costs" recognised directly as an expense in the income statement during the period amounted to 825 thousand euros.

10. Investments in other companies

This item consists of investments, categorised as available-for-sale, in the closed investment funds Opera Partecipations S.c.a. and Opera Partecipations 2 S.c.a., in which Bulgari International Corporation N.V. holds respectively 11.72% and 7.42% of the total shares having dividend rights.
The expectations of recovery of the holdings in these funds, based on the sale of previously-held investments, confirm the reasonableness of their net carrying amounts.
This item also includes the residual amount of the investments in Opera SGR (12.5%) and Opera Management (11.45%).

Thousands of euros	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	Opera Sgr	Opera Management	**Total**
At 31/12/2007	**10,736**	**202**	**138**	**14**	**11,090**
Increases	-	2,187	-	-	**2,187**
Decreases	-	-	-	-	**-**
At 30/06/2008	**10,736**	**2,389**	**138**	**14**	**13,277**

The increase of 2,187 thousand euros relates to capital payments made during the first half of 2008 with the objective of financing the purchase of holdings in companies from time to time selected by the fund manager Opera Management.

11. Other current and non-current financial assets

Thousands of euros	**30/06/2008**	**31/12/2007**
Current financial assets		
Current financial receivables	12,661	12,804

Total other current financial assets	**12,661**	**12,804**
Non-current financial assets		
Guarantee deposits	29,596	29,103
Insurance funds	54	37
Other	6	6
Total other non-current financial assets	**29,656**	**29,146**
Non-current financial receivables	1,609	1,368
	31,265	**30,514**

Current financial assets include the effect of currency and gold price hedging.

The principal balance included in guarantee deposits is an amount of 18,417 thousand euros (18,587 thousand euros at 31 December 2007) paid by the subsidiary Bulgari Japan Ltd. as a deposit for the rentals of premises in Tokyo, Osaka, Omotesando and Ginza. The increase in this item is mainly due to the renting of the new premises in Ginza and Omotesando.

Non-current financial receivables are mainly due from related parties and represent the portion not eliminated on consolidation (of 35%) of long-term subordinated loans made to Bulgari Hotels and Resorts B.V., for an amount of 304 thousand euros, and to Bulgari Hotels & Resorts Milano S.r.l., for an amount of 552 thousand euros, both of which are consolidated using the proportionate method. These loans are repayable in April 2027 and interest is charged on a quarterly basis at a rate of EURIBOR +3%.
This item additionally includes an amount of 522 thousand euros (900 thousand Swiss francs) representing the portion not eliminated on consolidation (of 50%) of a long-term loan made by Bulgari Global Operations S.A. to Cadrans Design S.A.. This loan is repayable in March 2017 and bears interest at 3.5%.
The item also includes a five-year investment policy stipulated by Bulgari Hotels & Resorts Milano S.r.l. in the first half of 2008 in favour of Lombarda Vita S.p.A. for an amount of 201 thousand euros.

12. Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are set out in the following table, with a description of the items which generate the principal temporary differences:

(Thousands of euros)	**At 31/12/2007**	Increases	Decreases	Other changes	**At 30/06/2008**
Elimination of interco. profits	14,149	57	(392)	140	13,954
Fixed assets	1,993	85	-	(19)	2,059
Other accruals	6,608	4,246	(439)	(204)	10,211
Deferred tax assets	**22,750**	**4,388**	**(831)**	**(83)**	**26,224**
Accelerated depreciation	(5,692)	-	4,858	(4)	(838)
Undistributed profits	(6,333)	(2,048)	-	-	(8,381)
Inventory obsolescence provision	(6,566)	(920)	-	(214)	(7,700)
Tax clean-up	(509)	-	509	-	-
Employee benefit obligations	(1,003)	-	673	-	(330)
Provision for bad debts	(945)	-	410	(22)	(557)
Other accruals	(437)	(2)	-	(66)	(505)
Deferred tax liabilities	**(21,485)**	**(2,970)**	**6,450**	**(306)**	**(18,311)**
Total deferred taxation, net	**1,265**	**1,418**	**5,619**	**(389)**	**7,913**

The decrease in deferred tax liabilities is mainly connected with the election made by the Italian companies for the "*affrancamento fiscale*" discussed earlier (6,093 thousand euros). As a consequence the residual balance of deferred tax liabilities arising from accelerated depreciation, the inventory obsolescence provision and the provision for bad debts relates exclusively to non-Italian companies.

The column "Other changes" consists principally of the exchange effect arising from the translation of financial statements whose functional currency is different from the euro.

13. Inventory

Inventory is made up as follows:

Thousands of euros	**30/06/2008**			**31/12/2007**
	Gross stock value	Write-downs	Net balance	Net balance
Raw materials	109,181	-	109,181	64,632
Work in progress and semi-finished goods	186,976	12,453	174,523	139,579
Finished goods and packaging	464,918	23,132	441,786	391,905
	761,075	**35,585**	**725,490**	**596,116**

The net balance of 725,490 thousand euros represents a net increase of 129,374 thousand euros, or 21.70%, over that at 31 December 2007.
This increase is attributable to the net effect of the building up of stocks of raw materials and the creation of stocks of finished goods by the production and distribution companies of the Group for the planned launches of new products; the effect of this increase is

reflected in a rise in stock turnover (from 197 days at 31 December 2007 to 235 days at 30 June 2008).

14. Trade receivables

Trade receivables may be analysed as follows:

Thousands of euros	30/06/2008				31/12/2007
	Due within 12 months	Provision for bad debts	Provision for returns	Net balance at 30/06/2008	Net balance at 31/12/2007
Final customers and distributors	147,080	1,883	1,225	143,972	176,364
Franchisees	37,189	68	-	37,121	25,822
	184,269	1,951	1,225	181,093	202,186

The book value of trade receivables approximates their fair value.
An amount of 270 thousand euros of the provision for bad debts was utilised during the period while additions of 222 thousand euros were made.
The charge for these additions is classified in the income statement as "Selling, general and administrative expenses".

Provisions for returns consists of accruals estimated for future returns resulting from the sale to third parties and distributors of products that make up the Group's main business.

15. Other current and non-current assets

Thousands of euros	30/06/2008	31/12/2007
Other current assets:		
Other tax credits	40,556	37,040
Prepayments and accrued income	15,401	12,491
Advances to suppliers	4,595	2,396
Due from social security organisations	960	2,285
Other	5,337	5,052
Total other current assets	66,849	59,264
Other non-current assets:		
Other tax credits	9,853	9,735
Other	255	265
Total other non-current assets	10,108	10,000

Other current assets

"Other tax credits", all due within 12 months, relate mainly to VAT receivables (24,326 thousand euros at 30 June 2008).

"Prepayments and accrued income" may be analysed as follows:

Thousands of euros	**30/06/2008**	**31/12/2007**
Total accrued income	41	30
Insurance	2,060	963
Instalments for the rental of premises	9,145	7,866
Other prepayments	4,155	3,632
Total prepayments	15,360	12,461
	15,401	12,491

"Other prepayments", which amount to 4,155 thousand euros (3,632 thousand euros at 31 December 2007), arise principally from advances of 1,703 thousand euros for promotion expenses and events (2,620 thousand euros at 31 December 2007), maintenance instalments of 967 thousand euros (352 thousand euros at 31 December 2007), consultancy and various rentals of 493 thousand euros (28 thousand euros at 31 December 2007) and utilities of 359 thousand euros (8 thousand euros at 31 December 2007).

"Advances to suppliers" of 4,595 thousand euros (2,396 thousand euros at 31 December 2007) consist mainly of 1,735 thousand euros for promotion expenses (687 thousand euros at 31 December 2007), payments in advance of 1,213 thousand euros for purchases of raw materials and various other supplies (871 thousand euros at 31 December 2007) and VAT of 433 thousand euros to be paid to the customs authorities on importing goods (497 thousand euros at 31 December 2007).

"Other" of 5,337 thousand euros (5,052 thousand euros at 31 December 2007) consists of receivables from intermediaries of 1,812 thousand euros for the recovery of VAT, a non-interest bearing loan of 1,049 thousand euros granted to finance the Bulgari brand stores in Beijing and Shanghai, initially managed by third parties, insurance receivables of 716 thousand euros and guarantee deposits collectible within 12 months of 346 thousand euros.

The book value of "Other current assets" approximates their fair value.

Other non-current assets

"Other non-current assets" consist mainly of other tax credits of 9,853 thousand euros (9,735 thousand euros at 31 December 2007), due after more than 12 months, relating to VAT refunds requested by Bulgari S.p.A. (for 7,173 thousand euros) and Bulgari Gioielli S.p.A. (for 2,308 thousand euros).
The book value of "Other non-current assets" approximates their fair value as the item also includes accrued interest income.

"Other" non-current assets amounting to 255 thousand euros (265 thousand euros at 31 December 2007) regard an amount of 172 thousand euros payable by third parties to Bulgari International Corporation (BIC) N.V. in connection with the sale of the shares of Opera Partecipations 2 S.c.a..

16. Cash and cash equivalents

Cash and cash equivalents, for which there is no restriction on use, are made up as follows:

Thousands of euros	**30/06/2008**	**31/12/2007**
Bank deposits	57,425	28,524
Cash and cheques	1,942	1,661
Overdrafts	(43,227)	(8,504)
	16,140	21,681

The average rate of interest paid by banks at 30 June 2008 on short-term deposits and current accounts in which available funds are held in various currencies was approximately 1.5 %.
The carrying amount of "Cash and cash equivalents" is in line with their fair value at the balance sheet date.

17. Shareholders' equity

Share capital

Share capital at 30 June 2008 amounted to 21,020 thousand euros and consisted of 300,293,560 shares each of par value 0.07 euros, all fully subscribed and paid up.
All of the 800,000 treasury shares held were sold during the second quarter of the year at a total price of 6,346 thousand euros.

A dividend of 0.32 euros per share was distributed in 2008.

Legal reserve

There has been no change in the legal reserve of 5,762 thousand euros during the period as it has already reached the legal minimum of one fifth of share capital as provided by article 2430 of the Italian civil code.

Share premium reserve

The share premium reserve of 88,817 thousand euros at 30 June 2008 decreased by 31,797 thousand euros during the year due to a decrease of 39,776 thousand euros on the distribution of the dividend and an increase of 7,979 thousand euros arising from the sale of treasury shares.

Translation reserve

The translation reserve of 32,184 thousand euros at 30 June 2008 represents the cumulative effect of the exchange differences resulting from the difference between the amount obtained from translating items of the shareholders' equity of subsidiaries with a money of account other than the euro at the historic exchange rate, being that at the date of their formation, and that obtained from using the exchange rate at the balance sheet date.

Cash flow hedge reserve

The cash flow hedge reserve of 5,074 thousand euros at 30 June 2008 consists of the effective portion of the accumulated net change in the fair value of financial instruments used to hedge cash flows.

Other reserves

This account consists of the treasury shares sales gain reserve (696 thousand euros), the extraordinary reserve (28 thousand euros), the taxed reserve (145 thousand euros) and the gain on contribution reserve (1,933 thousand euros).
The decrease of 1,688 thousand euros in "Other reserves" at 30 June 2008 is due to the loss realised on the sale of treasury shares.

Stock option reserve

The stock option reserve of 10,040 thousand euros at 30 June 2008 represents the counter-entry of the cost recognised in the income statement for adjustments to the fair value of the options granted to particular categories of employees and the Managing Director.

18. Earnings per share

Basic earnings per share

The computation of basic earnings per share has been made by considering earnings attributable to ordinary shareholders of 54,221 thousand euros (58,354 thousand euros for the period ended 30 June 2007) and a weighted average number of 299,894 thousand shares outstanding during the period calculated in the following manner:

Thousands of shares	**30/06/2008**	**30/06/2007**
Ordinary shares at 1 January	300,294	299,574
Treasury shares at 1 January	(800)	-
Treasury shares sold during the period	800	-
Issues of new shares	-	372
Ordinary shares at 30 June excluding treasury shares	300,294	299,946
Weighted average ordinary shares	**299,894**	**299,760**

Diluted earnings per share

The computation of diluted earnings per share has been made by considering earnings attributable to ordinary shareholders of 54,221 thousand euros (58,354 thousand euros for the period ended 30 June 2007) and a weighted average number of 303,329 shares outstanding during the period calculated in the following manner:

Thousands of shares	**30/06/2008**	**30/06/2007**
Weighted average ordinary shares	299,894	299,760
Dilutive effect of option rights	3,435	4,632
Weighted average ordinary shares (diluted)	**303,329**	**304,392**

19. Current and non-current financial payables

Information as to the Group's financial payables is as follows:

Thousands of euros	30/06/2008	31/12/2007
Current financial payables		
Financial payables to banks	267,243	116,499
Other current financial payables	807	1,935
	268,050	118,434
Non-current financial payables		
Financial payables to banks	51,320	55,444
Other non-current financial payables	3,255	2,906
	54,575	58,350

The following table provides details of "Current financial payables to banks" by individual company:

Thousands of euros	Balance at 30/06/2008	Interest rate	Balance at 31/12/2007	Interest rate
Bulgari S.p.A	145,000	4.87%	81,298	4.90%
Bulgari Japan Ltd	71,347	1.10%	14,066	1.04%
Bulgari Global Operations S.A.	14,636	3.48%	-	-
Bulgari Commercial (Shanghai) Co. Ltd.	6,941	7.10%	2,558	5.83%
Bulgari Corporation of America Inc.	6,344	3.21%	-	-
Bulgari (Thailand)	5,015	4.20%	5,571	4.88%
Bulgari (Taiwan)Ltd.	3,990	2.88%	3,411	2.81%
Prestige d'Or S.A.	3,177	3.45%	3,082	3.37%
Bulgari Korea Ltd.	3,087	6.16%	4,209	6.20%
Bulgari Malaysia Sdn.	2,699	4.94%	1,356	4.90%
Bulgari South Asian Operations Pte Ltd	2,331	1.89%	-	-
Bulgari Australia Pty. Ltd.	1,728	7.96%	-	-
Cadrans Design S.A.	948	3.16%	787	3.26%
LB Diamonds & Jewelry S.a.r.l.	-	-	161	6.11%
	267,243		116,499	

The loans to Bulgari S.p.A. were taken out mainly for the payment of dividends to shareholders. They represent the short-term utilisation of irrevocable and revocable credit facilities with terms of up to 36 months and with interest currently payable at a weighted average rate of 4.87%.

Credit facilities granted to the Group amounted to approximately 648 million euros at 30 June 2008, while those relating to forward transactions to hedge currency and gold prices amounted to approximately 1,000 million euros, of which facilities of 573 million euros were in use at 30 June 2008. The nominal amount of credit facilities granted to Bulgari by

banks in connection with operations in derivatives is equal to approximately 15% of the notional value of the derivatives.

"Other current financial payables" of 807 thousand euros consist exclusively of payables regarding agreements hedging currency risk, gold price risk, interest rate risk and commodity price risk.

The following table provides details of "Non-current financial payments to banks" with a separate indication of the repayment date, the interest rate and the original balance in foreign currency:

Non-current financial payables to banks
(Thousands of euros)

Balance at 30/06/2008	Repayment date	Interest rate	Amount in currency
Bulgari Japan Ltd.			
12,016	2010	1.34%	2,000,000,000 Yen
9,012	2011	1.85%	1,500,000,000 Yen
9,012	2011	1.90%	1,500,000,000 Yen
9,012	2012	1.42%	1,500,000,000 Yen
6,008	2013	1.47%	1,000,000,000 Yen
3,004	2012	1.56%	500,000,000 Yen
1,202	2011	1.44%	200,000,000 Yen
902	2010	0.79%	150,000,000 Yen
50,168			8,350,000,000 Yen
Prestige d'Or S.A.			
592	2010	2.50%	950,000 Chf
374	2010	3.40%	600,000 Chf
93	2012	3.05%	150,000 Chf
93	2012	3.05%	150,000 Chf
1,152			1,850,000 Chf
51,320			

Other non-current financial payables

Thousands of euros	Balance at 30/06/2008	Repayment date	Interest rate	Amount in currency
Bulgari Hotels & Resorts Milano S.r.l.	1,971	2027	Euribor + 3%	1,971,336 euros
Bulgari Hotels & Resorts B.V.	1,048	2027	Euribor + 3%	1,047,687 euros
H. Finger AG	236	2011	9.28%	378,855 Chf
	3,255			

The Group had no outstanding loan arrangements at 30 June 2008 containing negative pledges or covenants.

20. Derivatives

The following table sets out the notional value and fair value of outstanding derivatives at 30 June 2008, grouped by type.

Thousands of euros	Nominal value		Fair value		
	30/06/2008	31/12/2007	30/06/2008	31/12/2007	Diff.
Cash flow hedge derivatives (**)					
- Foreign exchange	228,945	196,060	9,185	5,015	4,170
- Commodities	37,899	61,815	(587)	5,213	(5,800)
Fair value hedge derivatives					
- Foreign exchange	274,176	277,220	2,252	2,779	(527)
- Commodities	1,141	-	(14)	-	(14)
Trading derivatives (*)					
- Foreign exchange	25,121	29,606	450	722	(272)
- Commodities	6,409	5,995	(48)	553	(601)
TOTAL	**573,691**	**570,696**	**11,238**	**14,282**	**(3,044)**
of which:					
CURRENT FINANCIAL ASSETS	528,242	570,696	11,887	14,282	3,371
CURRENT FINANCIAL LIABILITIES	45,449	-	(649)	-	(6,415)

(*) Although these arrangements have been entered with the objective of hedging they do not always qualify for hedge accounting under the accounting standards adopted and accordingly are reclassified as "trading".
(**) All derivatives designated as hedging instruments even if an invoice exists.

Currency and commodity risk hedges

The Group is exposed to the risk of fluctuations in rates of exchange with its functional currency. Its principal exposure is towards the Japanese yen and the US dollar.

In order to reduce this risk the net foreign currency exposure arising from trade receivables and payables and from estimated net cash flows in foreign currencies from forecast sales and purchases for the following 15 months, as determined from the annual budget and quarterly revisions, is held to an acceptable level by entering into derivative contracts (principally forward contracts and residually option contracts). The outstanding derivatives contracts at 30 June 2008 had terms not exceeding 15 months and the relative effects on the income statement will occur by June 2009.

Interest rate hedges

In order to limit its exposure to interest rate risk the Group uses hedging instruments which enable a certain percentage of the interest payable on debt to be converted from floating rate to fixed rate. This percentage is linked to its borrowing requirements, the average life of the debt and the reference market (country and currency). There were no interest rate derivatives outstanding at 30 June 2008.

Determination of fair value

Derivative contracts are measured at market value by using quoted prices or by discounting future cash flows and then comparing these to current market prices. The term market value refers to official fixings (by central banks and associations of banks) or quotations made by financial intermediaries as published by providers of financial information. Fair value models also use these quotations as references.

Fair value - sensitivity analysis

The fair value at 30 June 2008 of foreign exchange derivatives designated as cash flow hedges was 9,686 thousand euros. An unfavourable change of 10% in the spot foreign exchange rate alone compared to the official exchange rates at 30 June 2008, applicable to all currencies, would have led to a total negative theoretical fair value of 8,051 thousand euros. On the contrary, a favourable change of 10% in exchange rates would have led to a total profit of 30,947 thousand euros.
The fair value of derivatives hedging the price of gold and designated as cash flow hedges was 634 thousand euros at 30 June 2008. A theoretical unfavourable change of 10% in the spot rate alone of the price of gold would have led to a negative fair value of 4,207 thousand euros. A theoretical favourable change in the price of gold compared to the official fixing at 30 June 2008 (and hence a lower price) of outstanding derivatives contracts at that date would have led to a positive fair value of 3,487 thousand euros.
This sensitivity analysis excludes outstanding derivatives at 30 June 2008 for which receivables and payables are recognised in the financial statements. Any changes in the values of these balances arising from variations in exchange rates would be equal and opposite to the changes in value of the derivatives designated as hedges, with a corresponding nil effect on results.

Derivatives transactions entered into for treasury purposes, meaning the hedging of financial receivables and payables in foreign currency through fair value hedges, are excluded from the fair value sensitivity analysis for the same reason.

21. Employee benefit plans

The average number of employees of companies included in the scope of consolidation, analysed by category, is as follows:

Average number of employees	**30/06/2008**	**30/06/2007**
Executives and managers	457	430
White-collar workers	2,855	2,334
Blue-collar workers	422	430
	3,734	3,194

The table excludes the average number of employees of companies consolidated using the proportionate method, who amount in total to 152.
The average is determined as the average of the spot number of employees for each month of the year.
Persons classified in the category "Manager" in non-Italian companies are included under "Executives and managers".

Personnel costs

Personnel costs are set out as follows:

Thousands of euros	Note	Q2 2008	Q2 2007	HY 2008	HY 2007
Wages and salaries		39,697	33,974	79,309	67,757
Social charges		9,008	7,750	17,632	15,591
Salesmen's commissions		1,708	2,315	3,250	3,694
Charge for the employees' leaving entitlement		12	24	23	467
Charges to other personnel provisions		1,087	312	2,188	505
Hiring and training		1,062	1,200	1,898	2,077
Other costs		2,659	2,594	5,627	5,239
		55,233	48,169	109,927	95,330
Salesmen's commissions		(1,708)	(2,315)	(3,250)	(3,694)
Transfer to cost of sales		(6,449)	(5,006)	(13,325)	(10,180)
	4	47,076	40,848	93,352	81,456

Employee benefit plans

Thousands of euros	30/06/2008	31/12/2007
Defined benefit plans	6,702	10,241
Defined contribution plans	7,861	6,274
	14,563	16,515

The defined benefit obligation for the Italian employees' leaving entitlement, amounting to 6,702 thousand euros, has been determined on the basis of prevailing legislation, regulations and labour contracts and a valuation made by an independent actuary using the projected unit credit method.

Changes in this obligation during the period were as follows:

Thousands of euros	Note	HY 2008	HY 2007
TFR at 1 January		**10,241**	**11,443**
Service cost		26	893
Interest	5	246	233
Amortisation of actuarial gains and losses		(3)	-
Curtailment		-	(426)
Total charge		**269**	**700**
Receivables from INPS		(2,660)	(556)
Amounts paid over		(1,148)	(556)
TFR at 30 June		**6,702**	**11,587**

The principal assumptions made in the actuarial estimate are as follows:

Annual discount rate	5.50%
Annual inflation rate	2.00%
Annual rate of increase in the cost of labour	3.00%

The liability for defined contribution plans includes amounts accrued by Bulgari Japan Ltd. and Bulgari Korea Ltd. and the portion payable to the treasury fund managed by the Italian national social security organisation INPS in connection with such plans. The accruals in the former case are made on the basis of the employee's length of service and salary at the time the employment relationship is expected to terminate.

Share-based payments

The Group has stock option plans in place in favour of the Managing Director and certain categories of manager.
The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from two to four years. The options may be exercised within a period ranging from a minimum of six months to a maximum of five years and six months from the date that they have vested.

Since all the plans have similar characteristics the information provided below is presented in an aggregate basis.

"Other costs" include costs of 898 thousand euros relating to all the stock options outstanding at 30 June 2008.
In this respect the way in which fair value is calculated was refined at 30 June 2008; more specifically, instead of using a single fair value for all of the plans, fair value was determined for each tranche granted. Further changes regarded dividend yield and expected volatility. In particular the future expected dividend yield was used while spot expected volatility was weighted by average historical volatility as recommended by IFRS 2.
These changes, which were made only to plans whose vesting period was still in course at 30 June 2008, led to a lower cost to be amortised of 253 thousand euros.
The parameters used in the determination of this cost, namely the determination of the fair value of outstanding options, were as follows:

- Dividend yield: .... from 2.7 to 5.7%
- Stock price volatility: .... from 23 to 28%
- "Risk free" interest rate: .... from 3.8 to 4.8%
- Average expected option waiting period: ...... from 2.4 to 4.8 years

The fair values between 1.59 and 2.48 euros per share were calculated by the means described in the section "Significant accounting principles and policies".

No stock options were exercised in the first half of 2008.

Information relating to changes taking place in stock option plans during the first half of 2008 is set out in the following table:

Prices in euros	30 June 2008			30 June 2007		
	Number of options	Aver. exer. price	Mar. price (*)	Number of options	Aver. exer. price	Mar. price (*)
(1) Rights at 1/1	7,629,100	8.23	9.56	7,276,950	7.54	10.40
(2) New rights assigned in the period	-	-	-	1,516,000	11.66	11.71
(3) (Rights exercised in the period)	-	-	-	(372,000)	7.94	11.23
(4) (Rights expiring in the period)	(27,000)	11.20	7.48	(73,450)	10.46	11.23
(5) Rights at 30/06	7,602,100	8.22	6.41	8,347,500	8.25	11.91
(6) Of which: exercisable at 30/06	4,710,850	7.03		3,813,250	6.89	-

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Market price means the annual average for the number of options at (3) and (4) and the exact number for (1), (2) and (5).

The following tables provide an analysis of the exercise price band and residual term of the agreement, subdivided between the Managing Director and other employees:

Price band	Residual term of agreement						
	< 2 years			> 2 years			
	M.D.	Others	**Total**	M.D.	Others	**Total**	**Total**
<=2.0	-	-	-	-	-	-	
> 2.0 <5.0	900,000	118,500	1,018,500	300,000	260,000	560,000	1,578,500
> 5.0	200,000	353,600	553,600	2,400,000	3,070,000	5,470,000	6,023,600
Total	1,100,000	472,100	**1,572,100**	2,700,000	3,330,000	**6,030,000**	**7,602,100**

Price band	Of which exercisable at 30/06/08		
	M.D.	Others	**Total**
<=2.0	-	-	-
> 2.0 <5.0	1,200,000	378,500	1,578,500
> 5.0	1,700,000	1,432,350	3,132,350
Total	2,900,000	1,810,850	**4,710,850**

22. Provisions for risks and charges

Changes in this item for the period ended 30 June 2008 were as follows:

Thousands of euros	Tax provisions	Other provisions	Total
At 31 December 2007	1,774	4,289	6,063
Charge	106	668	774
Utilisation	(118)	(837)	(955)
Other changes	(82)	(72)	(154)
At 30 June 2008	1,680	4,048	5,728

"Tax provisions" consist mainly of the following items:
- 664 thousand euros relating to a provision made by Bulgari Corporation of America Inc. for customs duties;
- 517 thousand euros relating to a provision made by the American branch of Bulgari Retail USA S.r.l. for sales tax;
- 426 thousand euros regarding the Parent Company, accrued in connection with tax assessments based on adjustments made by the authorities to the 1988 and 1989 tax returns, for which separate appeals have been lodged; in particular, the disputes relating to 1988 and 1989 are pending before the Supreme Court (*Corte Suprema di Cassazione*).
The overall decrease in this item is mostly due to the utilisation of a provision of 88 thousand euros for the advance payment made in the half-year on waiting for the final application to be settled.
"Other provisions" include an accrual of 1,256 thousand euros relating mainly to the risk of incurring costs from contractual warranties for products sold. The balance regards accruals for litigation.

Charges to provisions are classified in the income statement as "selling, general and administrative expenses".

23. Other current and non-current liabilities

Thousands of euros	**30/06/2008**	**31/12/2007**
Current liabilities:		
Due to personnel	20,512	19,662
Due to the public administration	10,112	10,885
Due to social security organisations	7,340	5,302
Due to shareholders	240	240
Other payables	1,275	2,710
Total other payables	39,479	38,799
Deferred income	511	15
Accrued expenses for loan interest	1,708	810
Other accrued expenses	5,193	5,411
Total accrued expenses and deferred income	7,412	6,236
Total other current liabilities	46,891	45,035
Non-current liabilities:		
Other non-current liabilities	2,145	2,216
Deposits	15	79
Total other non-current liabilities	2,160	2,295

Other current liabilities

"Due to the public administration" of 10,112 thousand euros, essentially unchanged with respect to 31 December 2007, relates mainly to VAT payables of 3,803 thousand euros and the substitute tax of 2,720 thousand euros payable as the consequence of the *"affrancamento fiscale"* provided by the 2008 Finance Law discussed earlier.

"Other payables" of 1,275 thousand euros include a balance of 898 thousand euros (1,618 thousand euros at 31 December 2007) regarding fees payable by Bulgari S.p.A. to the members of its Board of Directors.

"Other accrued expenses" relate mainly to lease instalments.

Other non-current liabilities

"Other non-current liabilities" of 2,145 thousand euros refer mostly to a debt of 1,868 thousand euros arising in 2007 and payable by Bulgari Time (Switzerland) S.A. for the purchase of equipment, machinery and know-how for the manufacture of components in the watch sector.

24. Segment information

The Bulgari Group carries out its business principally through two distinct divisions, the JWA (Jewellery - Watches - Accessories) Division and the Perfumes Division. This distinction is driven by product, markets and differing strategies of distribution.

The strategic direction of the Group and its administration and control are managed by a central corporate structure which is for the most part concentrated in the Parent Company Bulgari S.p.A..

The results of the Divisions also include royalty charges from the Parent Company for the use of the BVLGARI brand of which it is the owner. These charges are then eliminated in the line "Other activities and eliminations", as are all other transactions between the Divisions within the Group.

The line "Other activities and eliminations" additionally includes all the unallocated revenues and costs managed by the central corporate structure, the activities relating to the hotels, still of little significance overall, and all the advertising activities carried out with the media, including production, from which in general the BVLGARI brand is the overall beneficiary and from which consequently the whole of the Group's business gains an advantage.

BULGARI GROUP

Net revenues by sector (Millions of euro)	1st Half 2008	1st Half 2007	Change %
Jewellery	*212,6*	*206,5*	*+3,0%*
Watches	*125,8*	*132,4*	*-4,9%*
Accessories	*41,4*	*40,6*	*+1,9%*
Other	*3,6*	*3,6*	*-3,2%*
JWA Division	383,4	383,1	+0,1%
Perfume Divison	108,3	91,5	+18,3%
Other activities and eliminat	14,7	12,4	+19,0%
Total net revenues	**506,4**	**487,0**	**+4,0%**

Operating profit by sector (Millions of euro)	1st Half 2008	1st Half 2007	Change %
Divisione JWA	53,8	58,2	-7,6%
Perfume Division	11,8	11,9	-0,6%
Other activities and eliminat	(14,7)	(8,0)	+83,6%
Total Operating profit	**50,9**	**62,1**	**-18,0%**

The operating profit of the JWA (Jewellery - Watches - Accessories) Division fell by 7.6% over the first half of 2007, principally as a consequence of the increased costs for structural investments made to sustain the business. Depreciation and amortisation for the period amounted to 17.4 million euros (14.2 million euros in the first half of 2007).

The operating profit of the Perfumes Division remained essentially stable (-0.6% over the first half of 2007), suffering the effect of trends in exchange rates, in particular that

regarding the US dollar. Depreciation and amortisation for the Perfumes Division for the period amounted to 1.9 million euros (1.6 million euros in first half of 2007).

Revenues by geographical area are presented in the Report of the Directors on the Group's Performance to which reference should be made.

CONSOLIDATED BALANCE SHEET CLASSIFIED BY DIVISION								
	JWA DIVISION		PERFUME DIVISION		Not allocated and elim.		TOTAL GROUP	
(Millions of euros)	30 Jun 08	31 Dec 07	30 Jun 08	31 Dec 07	30 Jun 08	31 Dec 07	30 Jun 08	31 Dec 07
Net trade receivables	140,8	155,5	58,0	68,8	(17,7)	(22,1)	181,1	202,2
Other receivables	56,9	53,4	4,2	3,2	5,7	2,7	66,8	59,3
Inventory	631,3	522,8	82,1	63,4	12,1	9,9	725,5	596,1
Trade payables	(159,2)	(176,3)	(66,7)	(56,4)	41,8	44,7	(184,1)	(188,0)
Other payables	(47,3)	(51,0)	(6,4)	(10,8)	(4,1)	5,9	(57,8)	(55,9)
Total net working capital	**622,5**	**504,4**	**71,2**	**68,2**	**37,8**	**41,1**	**731,5**	**613,7**
Property, plant and equipment and intangible assets	**184,4**	**182,8**	**12,2**	**12,4**	**85,3**	**83,9**	**281,9**	**279,1**
Investments and other financial assets					**42,9**	**40,2**	**42,9**	**40,2**
Other long-term assets (liabilities)	**(1,9)**	**(2,2)**	**(0,3)**	**(0,8)**	**(2,2)**	**(10,6)**	**(4,4)**	**(13,6)**
INVESTED CAPITAL	**805,0**	**685,0**	**83,1**	**79,8**	**163,8**	**134,6**	**1.051,9**	**919,4**
Shareholders' equity							**759,7**	**778,5**
Short-term indebtedness							239,2	83,9
Long-term indebtedness							53,0	57,0
Total indebtedness							**292,2**	**140,9**
COVER							**1.051,9**	**919,4**

25. Related party transactions

Disclosures of related party transactions as required by the Consob Communication of 28 July 2006 and their weight as a percentage of the total consolidated figures are provided below.

Financial and commercial operations

Transactions and balances between Bulgari S.p.A. and other Group companies having a financial and commercial nature have been eliminated in the preparation of the consolidated financial statements.

Thousands of euros		**Payables**		
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Receivables				
Bulgari S.p.A.	-	161,882	2,698	**164,580**
Subsidiaries	120,313	1,068,828	1,176	**1,190,317**
Joint ventures	3	336	-	**339**
Total	**120,316**	**1,231,046**	**3,874**	**1,355,236**

	Costs			
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Revenues				
Bulgari S.p.A.	-	41,038	403	**41,441**
Subsidiaries	12,482	422,562	319	**435,363**
Joint ventures	248	1,420	-	**1,668**
Total	**12,730**	**465,020**	**722**	**478,472**

The portion of transactions and balances of a financial and commercial nature not eliminated in the consolidation process is as follows.

Thousands of euros	Total consolidated	Related parties	%
Non-current financial receivables	1,609	1,408	87.51
Trade receivables	181,093	56	0.03
Other current assets	26,293	61	0.23
Current financial assets	184,120	190	0.10
Trade payables	46,891	5	-

Thousands of euros	Total consolidated	Related parties	%
Gross sales	531,840	29	-
Royalties	7,873	44	0.56
Other revenues	796	9	1.13
Operating costs, net	280,092	95	0.03
Interest income	2,281	48	2.10

Fees for directors and statutory auditors

	30/06/2008	
	Directors	Statutory auditors
Bulgari S.p.A.	2,249	83
Other Group companies	181	51
	2,430	134

26. Guarantees, commitments and risks

Thousands of euros	**30/06/2008**	**31/12/2007**
Commitments	332,232	337,626
Guarantees pledged	12,322	14,022
Sureties from third parties	44,752	43,260
	389,306	394,908

"Commitments" refer to lease instalments for BVLGARI brand stores which are not yet due and which are payable to the lessors over the residual term of the lease agreement.

"Guarantees pledged" refer to sureties given on behalf of and in the interest of Group companies in favour of lessors as security for rental agreements.

"Sureties from third parties" refer principally, for 17,823 thousand euros, to sureties received from banks by Bulgari S.p.A. in favour of the tax authorities in respect of VAT tax credits for which reimbursement has been requested by Bulgari S.p.A., and for 6,500 thousand euros to sureties in favour of the customs authorities for the temporary importation of goods. In addition, the item also includes a guarantee of 2,513 thousand euros pledged in favour of Bulgari Hotels and Resorts Milano S.r.l. to cover 65% of the costs incurred for the purchase of furniture and fittings, in general to be used in the Milan hotel.

The Group is party to civil and administrative proceedings and to legal actions in connection with carrying out its normal activities. On the basis of the information currently available, and taking into account the provisions recognised, the likelihood that these proceedings and actions will cause further losses which are significant in respect of these consolidated financial statements is considered to be remote.

27. Net financial position

Pursuant to Consob Communication no. 6064293 of 28 July 2006 and in accordance with the CESR Recommendation of 10 February 2005, "*Recommendations for the consistent application of the European Commission's Regulation on Prospectuses*", the net financial position of the Group at 30 June 2008 is as follows.

Thousands of euros	**30/06/2008**	**31/12/2007**
Cash	1,942	1,661
Other liquid funds	14,198	20,020
Total liquid funds	**16,140**	**21,681**
Current financial receivables	**12,661**	**12,804**
Current bank payables	(265,917)	(115,166)
Current portion of non-current debt	(1,326)	(1,333)
Other current financial payables	(807)	(1,935)
Current financial debt	**(268,050)**	**(118,434)**
Current financial debt, net	**(239,249)**	**(83,949)**
Non-current financial receivables	**1,609**	**1,368**
Non-current bank payables	(51,320)	(55,444)
Other non-current payables	(3,255)	(2,906)
Non-current financial debt	**(54,575)**	**(58,350)**
Non-current financial debt, net	**(52,966)**	**(56,982)**
NET FINANCIAL DEBT	**(292,215)**	**(140,931)**

28. List of companies included in the scope of consolidation

List of companies consolidated on a line-by-line basis

Company	% holding 30/06/2008	% holding 31/12/2007	Currency	Share capital	Head office	Business
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2.580.000	Rome	Jewellery production
Bulgari Italia S.p.A.	100,00	100,00	Euro	12.000.000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100,00	100,00	Euro	18.301.200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	US$	24.350.000	New York	Sales to retailers and perfume distribution
Bulgari S.A.	100,00	100,00	Swfr	600.000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Production of watches and accessories
Bulgari France S.A.S.	100,00	100,00	Euro	225.000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800.000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2.556.459	Munich	Retail sales
Bulgari Japan Ltd.	80,00	80,00	Yen	400.000.000	Tokyo	Retail sales
Bulgari España S.A. Unipersonal	100,00	100,00	Euro	5.418.344	Madrid	Retail sales
Bulgari Parfums S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1.020.000	Rome	Perfume distribution
Bulgari Portugal Acessorios de Luxo Lda.	100,00	100,00	Euro	92.873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100,00	100,00	S$	6.000.000	Singapore	Retail sales
Bulgari (UK) Ltd.	100,00	100,00	Lgs	28.100.000	London	Retail sales
Bulgari Belgium S.A.	100,00	100,00	Euro	1.000.000	Bruxelles	Retail sales
Bulgari Australia Pty. Ltd.	100,00	100,00	Aud	11.200.000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100,00	100,00	Rm	3.334.000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100,00	100,00	SwFr	6.000.000	Neuchatel	Logistical support
Bulgari Operational Services ApS (1)	100,00	100,00	DKK	500.000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100,00	100,00	SwFr	7.100.000	Geneva	Production of watches
Bulgari Asia Pacific Ltd.	100,00	100,00	HK$	1.000.000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	100,00	100,00	Twd	310.000.000	Taipei	Retail sales
Bulgari Korea Ltd.	100,00	100,00	Kwon	4.500.000.000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100,00	100,00	Swfr	3.000.000	Neuchatel	Production of high jewellery
Bulgari Saint Barth S.a.S.	100,00	100,00	Euro	700.000	Saint Barthelemy	Retail sales
Bulgari Retail USA S.r.l.	100,00	100,00	Euro	50.000	Rome	Retail sales and wholesale
Crova S.p.A.	100,00	100,00	Euro	2.700.000	Valenza (Alessandria)	Jewellery production
Bulgari Parfums Deutschland Gmbh	100,00	100,00	Euro	25.000	Wiesbaden	Perfume distribution
Prestige d'Or S.A.	51,00	51,00	Swfr	100.000	Saignelégier	Production of watches accessories
Bulgari Accessori S.r.l.	100,00	100,00	Euro	50.000	Bagno a Ripoli (Fi)	Production of leather accessories
Bulgari Reassurance Company Ltd.	100,00	100,00	Euro	635.000	Dublin	Insurance company
Bulgari Austria GmbH	100,00	100,00	Euro	17.500	Vienna	Retail sales
Bulgari Holdings (Thailand) Ltd. (2)	100,00	100,00	Bat	100.000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99,50	99,50	Bat	4.000.000	Bangkok	Retail sales
Bulgari Commercial (Shangai) Co. Ltd.	100,00	100,00	US$	17.000.000	Shanghai	Retail sales
Bulgari Holding Europe B.V.	100,00	100,00	Euro	18.000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	100,00	100,00	Yen	437.500.000	Tokyo	Company involved in the *Bulgari Hotels and Resorts* project
Bulgari Parfums Iberia S.L.	100,00	100,00	Euro	10.000	Barcelona	Perfume distribution
Bulgari Panama Inc.	100,00	100,00	US$	10.000	Panama City	Retail sales
Monreco S.A.	100,00	100,00	SwFr	200.000	Geneva	Sub-holding
H. Finger AG	100,00	100,00	SwFr	400.000	Lengnau bei Biel (Canton of Berne)	Production of watches accessories
Bulgari Ireland Ltd.	100,00	-	Euro	1	Dublin	Logistical support and distribution
Bulgari Qatar Llc	49,00	-	Qar	200.000	Doha	Retail sales
LB Diamonds & Jewelry Sarl	100,00	50,00	Swfr	1.250.000	Neuchatel	Jewellery production
Bulgari Kuwait WLL	49,00	-	Kwd	100.000	Kuwait City	Retail sales

List of companies consolidated on a proportionate basis

Company	% holding 30/06/2008	% holding 31/12/2007	Currency	Share capital	Head office	Business
Bulgari Hotels & Resorts B.V. (3)	65,00	65,00	Euro	18.000	Amsterdam	Company in joint venture with the *Marriott* Group
Bulgari Hotels and Resorts Milano S.r.l. (4)	65,00	65,00	Euro	100.000	Rome	Company involved in the *Bulgari Hotels and Resorts* project
Cadrans Design S.A.	50,00	50,00	Swfr	100.000	La Chaux de Fonds	Jewellery production

(1) Company being wound up
(2) Company fully consolidated due to the ownership of 100% of class A shares equal to 49,000 Bat.
(3) Company owned through Bulgari S.p.A.
(4) Company owned indirectly through Bulgari Hotels & Resorts B.V. al 61.75% (95% * 65%, holding of Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.)
and directly through Bulgari S.p.A. as at 3.25%

29. Information on companies consolidated using the proportionate method

The total amounts of the current assets and liabilities, non-current assets and liabilities, and revenues and costs of companies consolidated using the proportionate method are set out in the following table.

*(Millions of euros)**	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels & Resorts Milano S.r.l.
% held	50%	65%	65%
Local currency	chf	euros	euros
Current assets	3.9	-	7.3
Non-current assets	4.5	7.1	2.8
Current liabilities	5.0	0.3	6.1
Non-current liabilities	2.0	2.5	3.2
Revenues	5.2	-	10.1
Costs	4.8	0.1	9.7

* *Amounts are stated at 100%.*

30. Significant non-recurring transactions

The Group has not been a party to any significant non-recurring transactions during the six months ended 30 June 2008 as the term is defined by Consob in its Communication of 28 July 2006.

31. Atypical and/or unusual transactions

The Group has not been a party to any atypical and/or unusual transactions during the six months ended 30 June 2008 as the term is defined by Consob in its Communication of 28 July 2006.

Bulgari S.p.A.
Chief Executive Officer
Francesco Trapani

Head of Central Administration, Finance and Control and manager in charge of preparing the corporate accounting records
Alberto Nathansohn

Representation on the condensed interim consolidated financial statements pursuant to article 154-bis of Legislative Decree no. 58/98 and article 8-ter of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented.

1. The undersigned Francesco Trapani, in his capacity as Chief Executive Officer, and Alberto Nathansohn, in his capacity as manager-in-charge of the preparation of the accounting records of Bulgari S.p.A., represent, taking also into account the requirements of article 154-bis, paragraphs 3 and 4 of Legislative Decree no. 58 of 24 February 1998, that the administrative and accounting procedures in place to prepare the condensed consolidated financial statements for the first half year of 2008:

   - were adequate in relation to the characteristics of the business and

   - were effectively applied.

2. Representation is further given that:

   a. The condensed half-year consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union pursuant to regulation EC 1606/2002 of the European Parliament and Council, and in particular in accordance with IAS 34 *Interim Financial Reporting*, and the provisions issued to implement Legislative Decree no. 38/2005.
   b. The condensed half-year consolidated financial statements correspond to the accounting books and entries.
   c. The condensed half-year consolidated financial statements are suitable for providing a true and fair view of the financial position and results of operations of the issuer and the set of companies included in the consolidation.
   d. The interim report of the directors on the Group's performance contains at the least reference to the significant events that occurred during the first six months of the year and their effect on the condensed half-year consolidated financial statements, a description of the main risks and uncertainties for the second half of the year and information on significant related party transactions.

Date : 1 August 2008

Signed:
Chief Executive Officer
Francesco Trapani

Signed:
Head of Central Administration,
Finance and Control and manager in charge of preparing the corporate accounting records
Alberto Nathansohn

(This report has been translated into English solely for the convenience of international readers)

BVLGARI

RELEASE

Pursuant to the combined provisions of articles 66 and 84 bis of the Regulation implementing Legislative Decree no. 58 of 24 February 1998, concerning the regulation of issuers.

Rome, June 6th, 2008

Reference is made to the press release published last May 16th, 2008 to inform that in accordance to those powers granted by the board of directors to respectively the Chairman Mr. Paolo Bulgari and the Chief Executive Officer Mr. Francesco Trapani, on May 30th, 2008:

1) certain compensation schemes based on the Bulgari shares have been implemented as indicated on scheme A) to follow;

2) the Chairman and the Chief Executive officer, for their own competencies, decided to cancel the implementation of certain compensation schemes done last June 20th, 2008 and to implement new ones, granting right to purchase Bvlgari shares at the normal value as better indicated in table B) to follow.

The reason for such cancellation and subsequent implementation is due to the actual market conditions which, so far, render such instrument no more motivating.

This press release is prepared in accordance to rule 84-bis, paragraph 5(a) of the Regulation implementing Legislative Decree no. 58 of 24 February 1998, concerning the regulation of issuers.

For any other detail not expressly discussed in this document reference should be made to the ì Information Document and to the relevant press releases already published and available on http://ir.bulgari.com

The recipients of the Options, the date of related resolution adopted by shareholders, the date in which the competent body granted the Options, the strike price, the market price and the number of financial instruments underlying the Options are set out in table sub A) and sub B).

TABELLA A

		Quadro 2							
		Opzioni							
		Sezione 1							
Nominativo o categoria	Qualifica	Data delibera assembleare**	Descrizione strumento	Numero di strumenti finanziari sottostanti le opzioni assegnate ma non esercitabili	Numero di strumenti finanziari sottostanti le opzioni esercitabili ma non esercitate	Data di assegnazione da parte dell'organo competente (CDA)*	Prezzo di esercizio	Prezzo di mercato	Scadenza opzione
Francesco Trapani	Amm. Delegato	28.04.2005 - 18.04.2008	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Francesco Trapani	Amm. Delegato	28.04.2005 - 18.04.2008	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2011
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2016
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2017
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	140.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	140.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	207.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2011
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	36.250	0	30/05/2008	€ 7,68	€ 7,43	31/12/2016
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	36.250	0	30/05/2008	€ 7,68	€ 7,43	31/12/2017

* L'assegnazione avviene con comunicazione a firma del Presidente e/o dell'Amministratore Delegato su delega del Consiglio di Amministrazione
** L'indicazione di due date diverse deriva dal fatto che, alla data di assegnazione, residuavano opzioni su azioni ordinarie provenienti dal Piano deliberato dall'Assemblea precedente
*** Il prezzo di mercato è il prezzo dell'azione Bulgari rilevato in chiusura di seduta il giorno dell'assegnazione

TABELLA B

		Quadro 2							
		Opzioni							
		Sezione 1							
Nominativo o categoria	Qualifica	Data delibera assembleare**	Descrizione strumento	Numero di strumenti finanziari sottostanti le opzioni assegnate ma non esercitabili	Numero di strumenti finanziari sottostanti le opzioni esercitabili ma non esercitate	Data di assegnazione da parte dell'organo competente (CDA)*	Prezzo di esercizio	Prezzo di mercato	Scadenza opzione
Francesco Trapani	Amm. Delegato	28.04.2005 - 18.04.2008	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Francesco Trapani	Amm. Delegato	28.04.2005 - 18.04.2008	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	300.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2011
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2016
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari	20.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2017
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	140.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2014
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	140.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2015
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	207.000	0	30/05/2008	€ 7,68	€ 7,43	31/12/2011
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	36.250	0	30/05/2008	€ 7,68	€ 7,43	31/12/2016
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari	36.250	0	30/05/2008	€ 7,68	€ 7,43	31/12/2017

* L'assegnazione avviene con comunicazione a firma del Presidente e/o dell'Amministratore Delegato su delega del Consiglio di Amministrazione

** L'indicazione di due date diverse deriva dal fatto che, alla data di assegnazione, residuavano opzioni su azioni ordinarie provenienti dal Piano deliberato dall'Assemblea precedente

*** Il prezzo di mercato è il prezzo dell'azione Bulgari rilevato in chiusura di seduta il giorno dell'assegnazione

BVLGARI

RELEASE

Pursuant the combined provisions of articles 66 and 84 bis of the Regulation implementing Legislative Decree no. 58 of 24 February 1998, concerning the regulation of issuers.

Rome, October 2nd 2008

Reference is made to the press release published last May 16th, 2008 (the Release) to inform that in accordance to those powers granted by the board of directors on 15 May this year to the Chairman Mr. Paolo Bulgari and to the Chief Executive Officer Mr. Francesco Trapani, on September 11th, 2008:

1) certain Options were granted relating to the Benefits Plan as shown in detail on scheme sub A) to follow;

2) the Chairman and the Chief Executive officer, for their own competencies, granted new Options at their so called "normal value" as better indicated in table sub B) to follow, replacing those granted on June 20th, 2007.

The reason for such cancellation and subsequent implementation is due to the actual financial market conditions which, so far, render such instrument no more motivating.

This press release is prepared in accordance to rule 84-bis, paragraph 5(a) of the Regulation implementing Legislative Decree no. 58 of 24 February 1998, concerning the regulation of issuers.

For any other detail not expressly discussed in this document reference should be made to the ì Information Document and to the relevant press releases already published and available on http://ir.bulgari.com

The recipients of the Options, the date of related resolution adopted by shareholders, the date in which the competent body granted the Options, the strike price, the market price and the number of financial instruments underlying the Options are set out in table sub A) and sub B).

TABELLA A

		Quadro 2 – Opzioni – Sezione 1							
Nominativo o categoria	Qualifica	Data delibera assembleare**	Descrizione strumento	Numero di strumenti finanziari sottostanti le opzioni assegnate ma non esercitabili	Numero di strumenti finanziari sottostanti le opzioni esercitabili ma non esercitate	Data di assegnazione da parte dell'organo competente (CDA)*	Prezzo di esercizio	Prezzo di mercato	Scadenza opzione
Francesco Trapani	Amm. Delegato	18.04.2008	Azioni Bulgari Spa	300.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2014
Francesco Trapani	Amm. Delegato	18.04.2008	Azioni Bulgari Spa	300.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2014
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2016
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€ 6,96	€ 6,82	31/12/2017
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	253.500	0	11/09/2008	€ 6,96	€ 6,82	31/12/2014
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	253.500	0	11/09/2008	€ 6,96	€ 6,82	31/12/2015
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	75.500	0	11/09/2008	€ 6,96	€ 6,82	31/12/2016
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	75.500	0	11/09/2008	€ 6,96	€ 6,82	31/12/2017

* L'assegnazione avviene con comunicazione a firma del Presidente e/o dell'Amministratore Delegato su delega del Consiglio di Amministrazione

** L'indicazione in taluni casi di due date diverse deriva dal fatto che, alla data di assegnazione, potevano residuare opzioni su azioni ordinarie provenienti dal Piano deliberato dall'Assemblea precedente

*** Il prezzo di mercato è il prezzo dell'azione Bulgari rilevato in chiusura di seduta il giorno dell'assegnazione

TABELLA B

		Quadro 2							
		Opzioni							
		Sezione 1							
Nominativo o categoria	Qualifica	Data delibera assembleare**	Descrizione strumento	Numero di strumenti finanziari sottostanti le opzioni assegnate ma non esercitabili	Numero di strumenti finanziari sottostanti le opzioni esercitabili ma non esercitate	Data di assegnazione da parte dell'organo competente (CDA)*	Prezzo di esercizio	Prezzo di mercato	Scadenza opzione
Francesco Trapani	Amm. Delegato	18.04.2008	Azioni Bulgari Spa	300.000	0	11/09/2008	€6,96	€6,82	31/12/2014
Francesco Trapani	Amm. Delegato	18.04.2008	Azioni Bulgari Spa	300.000	0	11/09/2008	€6,96	€6,82	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€6,96	€6,82	31/12/2014
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€6,96	€6,82	31/12/2015
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€6,96	€6,82	31/12/2016
Alta Direzione	Alta Direzione	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	95.000	0	11/09/2008	€6,96	€6,82	31/12/2017
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	195.000	0	11/09/2008	€6,96	€6,82	31/12/2014
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	195.000	0	11/09/2008	€6,96	€6,82	31/12/2015
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	57.500	0	11/09/2008	€6,96	€6,82	31/12/2016
Altri Dirigenti del Gruppo	Altri Dirigenti del Gruppo	10.04.1996 - 29.04.2003	Azioni Bulgari Spa	57.500	0	11/09/2008	€6,96	€6,82	31/12/2017

* L'assegnazione avviene con comunicazione a firma del Presidente e/o dell'Amministratore Delegato su delega del Consiglio di Amministrazione

** L'indicazione in taluni casi di due date diverse deriva dal fatto che, alla data di assegnazione, potevano residuare opzioni su azioni ordinarie provenienti dal Piano deliberato dall'Assemblea precedente

*** Il prezzo di mercato è il prezzo dell'azione Bulgari rilevato in chiusura di seduta il giorno dell'assegnazione

RELEASE

Pursuant art 84 bis of the Regulation implementing Legislative Decree no. 58 of 24 February 1998, concerning the regulation of issuers.

Rome, July 17th, 2008

Reference is made to the content of our press release published on June 6th, 2008 to inform that nor the procedure for implementing certain compensation schemes based on financial instruments approved by the shareholders' meeting or the one cancelling the implementation made on June 20th, 2008 for a subsequent implementation at "normal value" have been completed.

The Chief Executive Officer and the Chairman, in accordance to their respective proxies, also considering the new law which recently came into force changing the fiscal treatment of compensation schemes base on stock options, decided not to proceed with the above indicated implementations nor to cancel those made last June 20th, 2008.

END